Execution Copy
EXHIBIT 2.1

MEMBERSHIP INTEREST PURCHASE AGREEMENT
among
STEVEN M. SCOTT, M.D., AND REBECCA J. SCOTT, AS TENANTS BY THE ENTIRETIES,
REBECCA J. SCOTT FHPA TRUST,
FLORIDA HEALTH PLAN ADMINISTRATORS, LLC
and
COVENTRY HEALTH CARE, INC.

Dated as of July 6, 2007

i

Exhibits

A	Sellers’ Ownership Percentages
B	Form of Escrow Agreement
C	Terms of Opinion of Sellers’ Counsel
D	Terms of Lease for Sunrise Facility

Appendices

I	Covered Matters

v

MEMBERSHIP INTEREST PURCHASE AGREEMENT
          THIS MEMBERSHIP INTEREST PURCHASE AGREEMENT, dated as of the 6th day of July, 2007, is entered into by and among Steven M. Scott, M.D., and Rebecca J. Scott, as tenants by the entireties (the “Tenants by the Entireties”), Rebecca J. Scott FHPA Trust, an irrevocable trust organized and existing under the laws of the state of Florida (the “Rebecca Scott Trust” and, together with the Tenants by the Entireties, each individually a “Seller” and collectively the “Sellers”), Florida Health Plan Administrators, LLC, a limited liability company organized and existing under the laws of the state of Florida (the “Company”), and Coventry Health Care, Inc., a corporation incorporated and existing under the laws of the state of Delaware (“Buyer”).
WITNESSETH:
     WHEREAS, as of the date of this Agreement, all of the issued and outstanding membership interest of the Company (the “Membership Interest”) is owned beneficially and of record by the Sellers, in the percentages set forth opposite each Seller’s name on Exhibit A attached hereto; and
     WHEREAS, Buyer desires to purchase and the Sellers desire to sell all of the percentage interests of the Membership Interest (the “Percentage Interests”), on the terms and subject to the conditions set forth in this Agreement;
     NOW, THEREFORE, in consideration of the foregoing, the representations, warranties, covenants and agreements set forth in this Agreement, and other good and valuable consideration, the adequacy and receipt of which are hereby acknowledged, the parties hereby agree as follows:
ARTICLE I
DEFINITIONS
     Section 1.1 Definitions.
          (a) As used in this Agreement, the following terms shall have the meanings set forth or as referenced below:
     “Acquisition Proposal” shall mean any proposal relating to a possible (a) merger, consolidation, share exchange or similar transaction involving the Company or its Subsidiaries, (b) sale, lease or other disposition, directly or indirectly, of a material amount of the assets of the Company or its Subsidiaries outside of the ordinary course of business, (c) issuance, sale or other disposition of securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing five percent (5%) or more of the Percentage Interests, or (d) liquidation, dissolution, or other similar type of transaction with respect to the Company or any of its Subsidiaries.
     “Affiliate” shall mean, with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common control with, such other Person at any time during

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the period for which the determination of affiliation is being made. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management policies of such Person, whether through the ownership of voting securities or by Contract or otherwise.
     “Agreement” shall mean this Membership Interest Purchase Agreement, as the same may be amended or supplemented, and all exhibits and schedules hereto.
     “Antitrust Division” shall mean the Antitrust Division of the United States Department of Justice.
     “Business Day” shall mean any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized or obligated by law or executive order to not open or remain closed.
     “Carefree” shall mean Carefree Insurance Services, Inc.
     “Closing” shall mean the closing of the transfer of the Percentage Interests from the Sellers to Buyer.
     “Code” shall mean the United States Internal Revenue Code of 1986, as amended.
     “Company Property” shall mean any real or personal property (including without limitation Intellectual Property), plant, building, facility, structure, equipment or unit, or other asset owned, leased or operated by the Company or its Subsidiaries.
     “Contract” shall mean with respect to any Person, any agreement, indenture, debt instrument, contract, guarantee, loan, note, mortgage, license, lease, purchase order, delivery order, commitment or binding arrangement, whether written or oral, including all amendments, modifications and options thereunder or relating thereto, to which such Person is a party, by which it is bound, or to which any of its assets or properties is subject.
     “Covered Matters” shall mean those matters set forth on Appendix I hereto.
     “Effective Time” shall mean 11:59 p.m. on the Closing Date.
     “Employees” shall mean those individuals with whom any of the Company and its Subsidiaries maintains on the Closing Date an employer-employee relationship (including any individual on disability, vacation or other approved absence).
     “Encumbrances” shall mean any liens, charges, encumbrances, security interests, pledges, mortgages, options, pledges, rights-of-way, easements, encroachments, restrictions or adverse claims of any kind.
     “Environmental Law” shall mean any applicable statute, law, ordinance, regulation, rule, writ, order or decree (including common law) relating to (i) the pollution or protection of the environment, including natural resources, (ii) protection of human health from exposure to Hazardous Substances, (iii) the presence, generation, treatment, storage, recycling, disposal, transportation, arrangement for disposal or transportation, handling, control, cleanup, or Release or threat of Release of any Hazardous Substances.
     “Equity Interests” shall mean any share capital, capital stock, partnership or limited liability company interest or other equity or voting interest or any security or evidence of indebtedness convertible into or exchangeable for any share capital, capital stock, partnership or limited liability company interest or other equity or voting interest.
     “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.
     “ERISA Affiliate” shall mean any corporation or trade or business (whether or not incorporated) which is treated with the Company as a single employer within the meaning of Section 414 of the Code.
     “Florida HMO Statutes” shall mean the Florida Health Maintenance Organization Act and any rules and regulations promulgated thereunder.
     “FTC” shall mean the United States Federal Trade Commission.
     “GAAP” shall mean United States generally accepted accounting principles.
     “Governmental Authority” shall mean any United States or foreign national, federal, state, county, provincial or municipal authority or other political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.
     “Governmental Authorization” shall mean any permit, license, authorization, directive, consent order or consent decree of or from any Governmental Authority.
     “Group” shall mean those Members who collectively are covered by a specific Subscriber Agreement.
     “Hazardous Substances” shall mean (i) those substances, materials or wastes defined as toxic, hazardous, acutely hazardous, pollutants or contaminants, in, or regulated under the following federal statutes and any analogous state statutes, and all regulations thereunder: the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Safe Drinking Water Act, the Atomic Energy Act, the Federal Insecticide, Fungicide and Rodenticide Act and the Clean Air Act, (ii) petroleum or any derivative or by-product thereof, (iii) natural gas, synthetic gas, and any mixtures thereof, (iv) asbestos and asbestos-containing materials, radioactive materials, urea formaldehyde foam insulation, and polychlorinated biphenyls and (v) any other substance, material or waste regulated as “toxic”, “hazardous”, “acutely hazardous”, a “pollutant”, or a “contaminant” pursuant to Environmental Law.

     “HSR Act” shall mean the Unites States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
     “Indebtedness” shall mean, as of any particular time, the unpaid principal amount of, and accrued interest on, all indebtedness for borrowed money of the Company and its Subsidiaries.
     “Intellectual Property” shall mean (a) trademarks, service marks, trade names, Internet domain names, designs, logos, slogans and other distinctive indicia of origin, together with goodwill, registrations and applications relating to the foregoing (“Trademarks”); (b) patents and pending patent applications, invention disclosure statements, and any and all divisions, continuations, continuations-in-part, reissues, reexaminations, and any extensions thereof, any counterparts claiming priority therefrom and like statutory rights (“Patents”); (c) registered and unregistered copyrights (including those in software), rights of publicity and all registrations and applications to register the same (“Copyrights”); and (d) confidential technology, know-how, inventions, processes, formulae, algorithms, models and methodologies (“Trade Secrets”).
     “Interim Period” shall mean, with respect to any Straddle Period, the portion of such Straddle Period that begins on the first day of such Straddle Period and ends on the Closing Date.
     “Knowledge” shall mean, in the case of the Company, the actual knowledge of the senior executives of the Company listed in Section 1(a)(i) of the Disclosure Letter (as defined herein), and, in the case of Buyer, the actual knowledge of the senior executives of Buyer listed in Section 1(a)(ii) of the Disclosure Letter.
     “Material Adverse Effect” shall mean any change, effect, event, occurrence, state of facts or development that has had, or reasonably would be expected to have a material adverse effect on (i) the assets and liabilities (taken as a whole), business, financial condition or results of operations of the Company and its Subsidiaries taken as a whole or (ii) the ability of the Company to perform in a timely manner any of its obligations under this Agreement or any of the ancillary documents or any transaction contemplated hereby or thereby; provided, however, that none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect: (a) any failure by the Company or its Subsidiaries to meet any internal or published projections, forecasts, or revenue or earnings predictions for any month or other period ending on or after the date of this Agreement except any change, effect, event, occurrence, state of facts or development underlying any failure to meet such published projection, forecast, or revenue or earnings prediction shall be taken into account in determining whether a Material Adverse Effect has occurred or reasonably would be expected to occur; (b) any adverse change, effect, event, occurrence, state of facts or development attributable to conditions affecting the (i) industries in which the Company and its Subsidiaries participate (including fluctuating conditions resulting from cyclicality or seasonality affecting the business of the Company and its Subsidiaries, including its customers and providers) unless such conditions disproportionately affect the financial condition or results of operation of the business of the Company and its Subsidiaries or (ii) national and regional economies or the global economy; (c) any adverse change, effect, event, occurrence, state of facts or development resulting from or relating to compliance with the terms of, or the taking of any action required by this Agreement; (d) any adverse change, effect, event, occurrence, state of facts or development arising from or relating to any change in accounting requirements or principles or any change in applicable laws, rules or regulations or the interpretations or enforcement thereof; (e) any adverse change, effect, event, occurrence, state of facts or development arising from or relating to actions required to be taken under applicable laws, rules or regulations, unless such conditions disproportionately affect or would reasonably be expected to disproportionately affect the financial condition or results of operation of the business of the Company and its Subsidiaries when compared to other similarly situated companies in the business of providing similar products and services; (f) the effect of any change, effect, event, occurrence, state of facts or development arising in connection with hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway as of the date hereof, unless any of the foregoing disproportionately affects the population of South Florida; (g) the effect of any action taken by Buyer or its Affiliates with respect to the transactions contemplated hereby or the financing thereof or with respect to the Company and its Subsidiaries; or (h) any Permitted Encumbrance. References in this Agreement to dollar amount thresholds shall not be deemed to be evidence of a Material Adverse Effect or materiality.
     “Material Contract” shall mean those Contracts set forth in Section 4.10 of the Disclosure Letter.
     “Members” shall mean (i) employees and their eligible dependents, and other members or beneficiaries of Groups with respect to whom the Company or its Subsidiaries is obligated to provide, arrange for the provision of, or pay or reimburse the cost of certain health care services pursuant to the terms of Subscriber Agreements; (ii) individuals entitled to continuation of coverage benefits pursuant to the terms of Subscriber Agreements; and (iii) individuals who have entered into Subscriber Agreements and their eligible dependents.
     “Net Working Capital” shall mean (i) all current assets (including cash but excluding deferred income tax assets) of the Company (on a non-consolidated basis) as of the close of business on the date immediately preceding the Closing Date minus (ii) all current liabilities (excluding Indebtedness, deferred income tax liabilities, Seller Transaction Expenses and amounts to be paid pursuant to Sections 3.2(b)(iv) and (v)) of the Company (on a non-consolidated basis) as of the close of business on the date immediately preceding the Closing Date. In calculating Net Working Capital there shall be included as a current asset of the Company 100% of the present value of the Tax Benefit reasonably anticipated to be realized by Buyer no later than in the Tax period first ending on or after the date which is twelve (12) months after the Closing Date on account of the payments pursuant to Sections 3.2(b)(ii) through (v), inclusive.
     “Net Working Capital Requirement” shall mean $0.
     “OIR” shall mean the Office of Insurance Regulation of the State of Florida.
     “Organizational Documents” shall mean the documents by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs (including, but not limited to, certificate or articles of incorporation, certificate of formation, memorandum of association, articles of association, partnership agreements, constitutional documents, bylaws or operating agreement).
     “Permitted Encumbrance” shall mean (i) Encumbrances incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security or to secure the performance of tenders, statutory or regulatory obligations, surety and appeal bonds, bids, leases, government Contracts, performance and return of money bonds and similar obligations and for which appropriate reserves have been established on the Financial Information or that arose or were created in the ordinary course of business since December 31, 2006 and in amounts consistent with those reflected in the Financial Information; (ii) mechanics, carriers’, workers’, repairers’, materialmen’s, warehousemen’s and other Encumbrances which have arisen in the ordinary course of business and for which appropriate reserves have been established on the Financial Information or that arose or were created in the ordinary course of business since December 31, 2006 and in amounts consistent with those reflected in the Financial Information; (iii) Encumbrances for Taxes not yet delinquent or contested in good faith through appropriate proceedings and for which appropriate reserves have been established on the Financial Information or that arose or were created in the ordinary course of business since December 31, 2006 and in amounts consistent with those reflected in the Financial Information; (iv) requirements and restrictions of zoning, building and other laws, rules and regulations; (v) statutory liens of landlords for amounts not yet due and payable and for which appropriate reserves have been established on the Financial Information or that arose or were created in the ordinary course of business since December 31, 2006 and in amounts consistent with those reflected in the Financial Information; (vi) liens arising under conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business and for which appropriate reserves have been established on the Financial Information or that arose or were created in the ordinary course of business since December 31, 2006 and in amounts consistent with those reflected in the Financial Information; (vii) Encumbrances set forth in any title policy or title report with respect to Real Property that is provided to Buyer prior to the date of this Agreement; (viii) zoning, building and other similar laws and restrictions; and (ix) Encumbrances which, in the aggregate, are not reasonably likely to impair, in any material respect, the continued use of the asset or property to which they relate, as used on the date hereof.
     “Person” shall mean an individual, corporation, partnership, limited liability company, association, trust or unincorporated organization, a Governmental Authority or any other entity or organization.
     “Post-Closing Tax Period” shall mean any Tax period beginning after the Closing Date.
     “Pre-Closing Tax Deficiency” shall mean any obligation of the Company or its Subsidiaries to pay Pre-Closing Taxes. In the case of an Interim Period, the amount of any Pre-Closing Tax Deficiency shall be determined in a manner consistent with the principles set forth in the definition of Pre-Closing Taxes in this Agreement as applied to an Interim Period.
     “Pre-Closing Tax Period” shall mean any Tax period ending on or before the Closing Date.

     “Pre-Closing Taxes” shall mean all liabilities for Taxes of the Company, its Subsidiaries and the Company and the Subsidiaries’ predecessors for Pre-Closing Tax Periods and any Interim Period determined without regard to any carryback of a loss or credit after the Closing Date. For purposes of calculating the liability of the Company and its Subsidiaries for income Taxes of any Interim Period, the portion of any income or receipts Tax for a Straddle Period that is allocable to the Interim Period shall be deemed to equal the amount that would be payable if the Straddle Period had ended on the Closing Date and the books of the Company and its Subsidiaries were closed as of the close of such date; provided, however, that the amount of depreciation, amortization and cost recovery deductions allocable to the Interim Period shall be deemed to equal the amount of such deductions for the entire Straddle Period multiplied by a fraction (a) the numerator of which is the number of calendar days in the period ending on the Closing Date and (b) the denominator of which is the number of calendar days in the entire Straddle Period.
     “Provider” shall mean any provider or supplier of health care services who is bound by the terms of a Provider Agreement.
     “Provider Agreement” shall mean any Contract enforceable by the Company or its Subsidiaries pursuant to which health care services are rendered to a Member.
     “Regulated Subsidiaries” shall mean, collectively, Vista Healthplan, Inc., Vista Insurance Plan, Inc., Vista Healthplan of South Florida, Inc. and Summit Health Plan, Inc.
     “Release” shall mean any release, spill, leak, discharge, disposal, pumping, pouring, emitting, emptying, injecting, leaching, dumping or allowing to escape.
     “Seller Transaction Expenses” shall mean any fees and expenses (including those of investment bankers, lawyers, accountants and other advisers) incurred by the Sellers, the Company or any of its Subsidiaries in connection with the negotiation, execution and the delivery of this Agreement and the consummation of the transactions contemplated by this Agreement.
     “Sellers’ Representative” shall mean Steven M. Scott, M.D.
     “Statutory Accounting Principles” shall mean statutory accounting principles prescribed by the Florida HMO Statutes and the OIR’s prescribed practices with respect to statutory financial statements filed with the OIR, excluding the recording of surplus notes, letters of credit and goodwill.
     “Statutory Net Worth” shall mean, subject to the adjustments expressly described herein, the difference between total assets and total liabilities each as determined in accordance with Statutory Accounting Principles.
     “Statutory Net Worth Requirement” shall mean $44,700,000.00.
     “Straddle Period” shall mean any taxable period with respect to income or franchise taxes that includes, but does not end on, the Closing Date.

     “Subscriber Agreement” shall mean any Contract into which the Company or its Subsidiaries has entered to arrange or provide medical, health or related services to Members, including, without limitation, Contracts for network rental.
     “Subsidiary” of any Person shall mean, on any date, any Person (i) the accounts of which would be consolidated with and into those of the applicable Person in such Person’s consolidated financial statements if such financial statements were prepared in accordance with GAAP as of such date or (ii) of which securities or other ownership interests representing more than fifty percent of the Equity Interests or more than fifty percent of the ordinary voting power or, in the case of a partnership, more than fifty percent of the general partnership interests or more than fifty percent of the profits or losses of which are, as of such date, owned, controlled or held by the applicable Person or one or more subsidiaries of such Person; provided, however, for purposes of this Agreement, Carefree shall not be considered to be a Subsidiary of the Company.
     “Tax” shall mean any federal, state, local or foreign tax, charge, fee, impost, levy or other assessment by any Governmental Authority, including any net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, realty transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated tax, customs duty, fee, assessment and charge of any kind whatsoever, together with any interest and any penalty, fine, addition to tax or additional amount imposed by any Governmental Authority.
     “Tax Returns” shall mean all reports and returns required to be filed with respect to Taxes, including amended returns, claims for refund and applications for loss carryback refunds.
          (b) The following terms are defined elsewhere in the text of this Agreement and, unless otherwise indicated, shall have such meaning throughout this Agreement.

$14
2006 Balance Sheets	24
2006 Statements of Operations	24
Affected Employees	50
Audited Carefree Balance Sheet	24
Audited Combined Entities Balance Sheet	24
Audited Financial Information	24
Auditor	17
Base Purchase Price	15
Buyer	6
Buyer Indemnified Parties	57
Buyer Plans	51
Buyer’s 401(k) Plan	50
Claim Notice	58
Closing Adjusted Price	19
Closing Balance Sheet	15
Closing Balance Sheets	15
Closing Date	19
Closing Date Net Working Capital	16
Closing Date Statutory Net Worth	16
Collateral Source	59
Combined Entities	23
Company	6
Company 401(k) Plan	50
Company Indemnitees	47
Company Pension Plan	31
Company Plans	31
Competing Business	52
Confidentiality Agreement	43
D&O Insurance	47
Deductible	57
Disclosure Letter	22
dollars	14
Environmental Permits	34
Equity Equivalent	23
Escrow Account	20
Escrow Agent	20
Escrow Agreement	20

Escrow Amount	19
Financial Information	24
foreign	14
Fundamental Representations	56
herein	14
hereof	14
hereunder	14
HSR Filing	44
Improvements	26
include	14
includes	14
including	14
Indemnitee	58
Indemnitor	58
Leased Real Property	26
Leases	25
Losses	57
Material Consents	22
Membership Interest	6
Outstanding Escrow Claims	58
Owned Real Property	25
Percentage Interests	6
Real Property	26
Rebecca Scott Trust	6
Representatives	38
Retiring Sellers’ Representative	18
Securities Act	41
Seller	6
Seller Indemnified Parties	58
Sellers	6
State Regulatory Filings	36
Survival Period Termination Date	56
Tax Benefit	59
Tax Claim	49
Tenants by the Entireties	6
Terminating Contracts	48
Termination Date	60
Unaudited Balance Sheet	24
Unaudited Financial Information	24
Unaudited Statements of Operations	24
VHP Note	19
without limitation	14
     Section 1.2 Other Definitional Provisions.
          (a) The words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Whenever the words “include,” “includes” or “including” (or any variation thereof) are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”
          (b) The terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa. All references to “dollars” or “$” mean United States dollars. The term “foreign” shall mean non-United States.
ARTICLE II
PURCHASE AND SALE OF MEMBERSHIP INTEREST
     Section 2.1 Purchase of Company Membership Interest. At the Closing, on the terms and subject to the conditions of this Agreement, each Seller hereby agrees to sell and assign to Buyer, and Buyer hereby agrees to purchase from such Seller, all of the Percentage Interests owned by such Seller which Percentage Interests are set forth opposite such Seller’s name on Exhibit A attached hereto, free and clear of all Encumbrances.
     Section 2.2 Base Purchase Price.The base purchase price for all of the Membership Interest purchased by Buyer pursuant to Section 2.1 (the “Base Purchase Price”) shall be the aggregate sum of $685,000,000.00. The Base Purchase Price shall be subject to pre-closing and closing adjustments as provided in Section 2.4 and to post-closing adjustments as provided in Section 2.5. The Base Purchase Price, as so adjusted by the pre-closing and closing adjustments, shall be payable as provided in Section 3.2, and the post-closing adjustments to the Base Purchase Price shall be payable as provided in Section 2.5(c).
     Section 2.3 Closing Financial Information.
          (a) Closing Balance Sheets. Not less than five (5) days nor more than ten (10) days before the anticipated Closing Date, the Company shall prepare in good faith estimated balance sheets of the Company and the Regulated Subsidiaries as of the Closing Date in the forms attached hereto as Section 2.3(a) of the Disclosure Letter (each a “Closing Balance Sheet,” and together the “Closing Balance Sheets”). If the anticipated Closing Date changes for any reason such that the delivered Closing Balance Sheet was prepared more than ten (10) days before the Closing Date, the Company shall prepare and provide to Buyer new Closing Balance Sheets prior to the actual Closing Date. Except as set forth below or specified elsewhere in this Agreement, the estimated and final Closing Balance Sheet for the Company shall be prepared in accordance with GAAP with consideration of the accounting principles, policies, practices, judgments and methodologies, including with respect to determining estimates and allowances, used in connection with the preparation of the Audited Combined Entities Balance Sheet and the estimated and final Closing Balance Sheet for each of the Regulated Subsidiaries shall be prepared in accordance with Statutory Accounting Principles with consideration of the accounting principles, policies, practices, judgments and methodologies, including with respect to determining estimates and allowances, used in connection with the preparation of the statutory balance sheets included in the State Regulatory Filings. To the extent applicable:
          (i) The Closing Balance Sheets shall take into account (A) the termination of the Terminating Contracts at Closing and all payments due in connection therewith pursuant to Section 7.7 of this Agreement and (B) the payments at Closing pursuant to Sections 3.2(b)(ii), 3.2(b)(iii), 3.2(b)(iv) and 3.2(b)(v).
          (ii) No amount shall be reflected on the Closing Balance Sheets with respect to letters of credit, guarantees, goodwill or deferred tax assets for the benefit of the Company or its Subsidiaries.
          (iii) Subject to clause (i) above, the Closing Balance Sheets shall include an accrual for the estimated pro rata bonuses earned as of the Closing Date.
          (iv) The Closing Balance Sheets shall include an accrual for the settlement of all obligations under the Company’s defined benefit pension plan.
     Section 2.4 Pre-Closing and Closing Purchase Price Adjustments.
     If the Regulated Subsidiaries’ Statutory Net Worth as reflected in the Closing Balance Sheets (the “Closing Date Statutory Net Worth”) is less than the Statutory Net Worth Requirement, then the Base Purchase Price shall be decreased by an amount equal to the Statutory Net Worth Requirement minus the Closing Date Statutory Net Worth. If the Regulated Subsidiaries’ Closing Date Statutory Net Worth is more than the Statutory Net Worth Requirement, then the Base Purchase Price shall be increased by an amount equal to the Closing

Date Statutory Net Worth minus the Statutory Net Worth Requirement. If the Company’s Net Working Capital as reflected in the Closing Balance Sheets (the “Closing Date Net Working Capital”) is less than the Net Working Capital Requirement, then the Base Purchase Price shall be decreased by an amount equal to the Net Working Capital Requirement minus the Closing Date Net Working Capital. If the Company’s Closing Date Net Working Capital is more than the Net Working Capital Requirement, then the Base Purchase Price shall be increased by an amount equal to the Closing Date Net Working Capital minus the Net Working Capital Requirement. Any such adjustment shall be paid as provided in Section 3.2(a).
     Section 2.5 Post-Closing Purchase Price Adjustments.The following post-closing adjustments shall be made to the Base Purchase Price:
          (a) Closing Balance Sheets. As promptly as practicable, but no later than 90 days, after the Closing Date, Buyer will cause to be prepared by the Company and delivered to Sellers’ Representative Buyer’s proposed final Closing Balance Sheets accompanied by a certificate of the Company’s Chief Financial Officer specifying that each was prepared in accordance with the provisions of Section 2.3(a) and setting forth Buyer’s calculation of Closing Date Statutory Net Worth and Closing Date Net Working Capital, as applicable, in reasonable detail. Buyer agrees that until resolution of all disputes under this Section 2.5 following the Closing it shall not take any actions with respect to the books and records on which the Closing Balance Sheets are based that are inconsistent with the past practices of Company or the Regulated Subsidiaries and the accounting principles, policies, practices, judgments and methodologies, including with respect to determining estimates and allowances, used in connection with the preparation of the Audited Combined Entities Balance Sheet and the State Regulatory Filings, other than as required by GAAP or Statutory Accounting Principles, as applicable. Without limiting the generality of the foregoing, (i) no changes shall be made in any reserve or other account existing as of the date of the Audited Combined Entities Balance Sheet or the State Regulatory Filings except as a result of events occurring after the date of such balance sheets or otherwise required by GAAP or Statutory Accounting Principles; and (ii) the final Closing Balance Sheets shall contain accruals for any liabilities and obligations related to the items described in Sections 3.2(b)(ii), 3.2(b)(iii), 3.2(b)(iv) and 3.2(b)(v), to the extent not paid at Closing.
          (b) Reconciliation; Disputes; Audit. Upon receipt of Buyer’s proposed final Closing Balance Sheets and Buyer’s calculation of Closing Date Statutory Net Worth and Closing Date Net Working Capital as provided in Section 2.5(a), the Sellers’ Representative may indicate in writing to Buyer within forty-five (45) Business Days after delivery of the documents referred to in Section 2.5(a) whether the Sellers’ Representative disputes Buyer’s proposed final Closing Balance Sheets or Buyer’s calculation of Closing Date Statutory Net Worth or Closing Date Net Working Capital. Buyer shall provide Sellers’ Representative and its accountants prompt and reasonable access to the books and records, the work papers used by Buyer and the Company in preparation of Buyer’s proposed final Closing Balance Sheets (including by directing their auditors to provide access to their work papers to Sellers’ Representative and its accounts), and any information Buyer or the Company owns or has access to, to the extent reasonably requested by Sellers’ Representative to complete its review of Buyer’s proposed final Closing Balance Sheets. Such notice of disagreement shall specify Sellers’ Representative’s calculations of such amounts and, in reasonable detail, the Sellers’ Representative’s grounds for such disagreement. If a notice of disagreement shall be delivered, during the thirty (30) days following such delivery Sellers’ Representative and Buyer shall attempt in good faith to resolve such disputes. If the Sellers’ Representative does not deliver a notice of disagreement, then Buyer’s proposed final Closing Balance Sheets and Buyer’s calculation of Closing Date Statutory Net Worth and Closing Date Net Working Capital shall be deemed to be accepted by the Sellers. If the Sellers’ Representative delivers a notice of disagreement and the Sellers’ Representative and Buyer are not able to resolve such dispute, then the Sellers’ Representative and Buyer will mutually engage Deloitte & Touche LLP (the “Auditor”) to conduct a review of the disputed items or amounts as set forth in the Sellers’ Representative’s notice of disagreement. If at such time the designated Auditor shall have any material relationship with Buyer or Sellers’ Representative or shall be otherwise unable or unwilling to serve as Auditor, then Buyer and Sellers’ Representative shall promptly cause independent accountants of nationally recognized standing reasonably satisfactory to Buyer and Sellers’ Representative (who shall not have any material relationship with Buyer or Sellers’ Representative) to serve as Auditor. In making such calculations, the Auditor shall consider only those items or amounts in Buyer’s proposed final Closing Balance Sheets or Buyer’s calculation of Closing Date Statutory Net Worth and Closing Date Net Working Capital, as to which Sellers’ Representative has disagreed. The Auditor shall not assign a value to any item less than the smallest value for such item claimed by Buyer or Sellers’ Representative or greater than the greatest value for such item claimed by Buyer or Sellers’ Representative and shall be limited to the selection of either Buyer’s or Sellers’ Representative’s position on a disputed item (or a position in between the positions of Buyer and Sellers’ Representative). The Auditor shall deliver to Buyer and Sellers’ Representative, as promptly as practicable (but in all events shall be instructed to deliver such report no later than sixty (60) days after the matter is referred to the Auditor), a report setting forth the Auditor’s calculation of Closing Date Statutory Net Worth and Closing Date Net Working Capital, as applicable. Such report shall be final and binding upon Buyer and Sellers’ Representative. The cost of such review and report shall be allocated between the Sellers and Buyer in the same proportion that the aggregate amount of the items unsuccessfully disputed by each (as finally determined by the Auditor) bears to the total amount of the disputed items. Buyer and Sellers’ Representative shall make readily available to the Auditor all relevant books and records and any workpapers (including those of the parties’ respective accountants) relating to the Closing Balance Sheets and all other items reasonably requested by the Auditor.
          (c) Adjustment for Reconciliation of Closing Balance Sheets. In the event that the estimated Regulated Subsidiaries’ Closing Date Statutory Net Worth and the estimated Company’s Net Working Capital delivered pursuant to Section 2.3(a) and used to adjust the Base Purchase Price pursuant to Section 2.4 were overstated in the aggregate as determined pursuant to the procedures set forth in Sections 2.5(a) and 2.5(b), then the Base Purchase Price will be decreased by an amount equal to the amount of that overstatement. Alternatively, in the event that the estimated Regulated Subsidiaries’ Closing Date Statutory Net Worth and the estimated Company’s Net Working Capital delivered pursuant to Section 2.3(a) and used to adjust the Base Purchase Price pursuant to Section 2.4 were understated in the aggregate as determined pursuant to Sections 2.5(a) and 2.5(b), then the Base Purchase Price will be increased by an amount equal to the amount of that understatement. Any amount due from Buyer to the Sellers shall be payable by wire transfer of immediately available funds within five (5) Business Days following final determination of such amount pursuant to Section 2.5(b) above. Any amount due from the Sellers to Buyer shall be paid to Buyer by the Escrow Agent from the Escrow Account within five (5) Business Days following final determination of such amount pursuant to Section 2.5(b) above.

     Section 2.6 Sellers’ Representative. (a) The Sellers’ Representative is authorized to make all decisions and take all actions on behalf of each of the Sellers, including (a) determining whether the conditions to the Sellers’ obligations to consummate the Closing set forth in Article VIII have been satisfied or should be waived, (b) the receipt from Buyer of all payments made by Buyer to any Seller pursuant to this Agreement, (c) the giving and receiving of notices to be given or received by any Seller, and (d) the contest, defense or settlement of any claims, and making payments in connection therewith, for which any Seller may be required or requested to indemnify any of the Buyer Indemnified Parties pursuant hereto. All decisions and actions by the Sellers’ Representative shall be binding upon all Sellers, and no Seller shall have any right to object, dissent, protest or otherwise contest the same. Buyer shall be entitled to deal with and rely conclusively on the Sellers’ Representative as provided herein as if, and with the same effect as if, the Sellers’ Representative constituted all of the Sellers. Any amount received by Sellers’ Representative on behalf of Sellers pursuant to this Agreement shall be distributed among Sellers, subject to and in accordance with the terms of this Agreement, in proportion to such Sellers’ respective Percentage Interests.
          (b) Upon the death or adjudicated incompetence or incapacity of any individual appointed as the Sellers’ Representative (such representative, the “Retiring Sellers’ Representative”), the Sellers may appoint a successor of such individual to serve as the Sellers’ Representative. Such appointment shall require the approval of those Sellers (or their respective successors) who own, as of the date hereof, at least a majority of the Membership Interests held by all such Sellers. If no such successor Sellers’ Representative shall have been appointed and accepted such appointment within five (5) days after such event, Rebecca J. Scott shall be deemed to have been appointed Sellers’ Representative. Any successor Sellers’ Representative appointed pursuant to this Section 2.6(b) shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the Retiring Sellers’ Representative, and the Retiring Sellers’ Representative shall be discharged from his or her duties and obligations hereunder. The Sellers shall provide the Buyer with a prior written notice with respect to any appointment of a successor representative in accordance with the terms of this Section 2.6(b), at least three (3) Business Days in advance of such appointment.
ARTICLE III
CLOSING
     Section 3.1 Closing Date.
     The Closing shall take place at the offices of Dechert LLP, Cira Centre, 2929 Arch Street, Philadelphia, Pennsylvania at 9:30 a.m. EST on the second Business Day following the satisfaction or waiver of all of the conditions set forth in Article VIII, or at such other place, time or date as Buyer and the Sellers’ Representative may agree in writing (such time and date being referred to herein as the “Closing Date”). For financial accounting and tax purposes, to the extent permitted by applicable law, the Closing shall be deemed to have become effective as of 12:01 a.m. on the Closing Date.

     Section 3.2 Payment at Closing; Establishment of Escrow Account.
          (a) Subject to fulfillment or waiver of the conditions set forth in Section 8.1, at the Closing Buyer shall pay, pursuant to Section 3.2(b), an aggregate amount equal to:
          (i) the Base Purchase Price as set forth in Section 2.2; plus or minus
          (ii) the amount of the pre-closing adjustment provided for in Section 2.4 (the amount derived under this Section 3.2(a) to be referred to herein as the “Closing Adjusted Price”).
          (b) The Closing Adjusted Price shall be paid by Buyer by wire transfer of immediately available funds as follows:
          (i) First, $34,250,000.00 (the “Escrow Amount”) shall be deposited with Escrow Agent for purposes of funding the Escrow Account pursuant to Section 3.2(c);
          (ii) Second, to the repayment of all Indebtedness of the Company and its Subsidiaries, excluding capitalized leases and that certain promissory note pursuant to which Vista Health Plan, Inc. is obligor in the original principal amount of $3,943,114.71 (the “VHP Note”);
          (iii) Third, as directed by the Sellers for payment in full of all Seller Transaction Expenses; and
          (iv) Fourth, to the payment of all obligations under plans, programs or Contracts to which the Company or any of its Subsidiaries is bound, pursuant to which payments are required upon or as a result of a change in control of the Company or its Subsidiaries, as contemplated by this Agreement, including without limitation those set forth on Section 4.24 of the Disclosure Letter;
          (v) Fifth, to payment of the obligations set forth on Section 3.2(b)(v) of the Disclosure Letter (provided that, if such obligations are not paid prior to Closing or paid at Closing pursuant to this clause (v), then in lieu of such payments the Base Purchase Price shall be reduced by an amount equal to the present value of the sum of the amounts payable under such agreements, discounted from the Closing Date at a per annum interest rate equal to the yield at the time of computation of money market funds available for investment by Buyer); and
          (vi) Sixth, to each Seller such portion of the remaining Closing Adjusted Purchase Price (net of the Escrow Amount and other adjustments pursuant to this Section 3.2(b)), equal to the product of the remaining Closing Adjusted Purchase Price (net of the Escrow Amount and other adjustments pursuant to this Section 3.2(b)) multiplied by the Percentage Interest set forth opposite such Seller’s name on Exhibit A to such account(s) designated for each Seller by the Sellers’ Representative to Buyer at least two (2) Business Days prior to Closing.

          (c) At or prior to the Closing, Buyer and the Sellers shall establish an escrow as further described herein:
          (i) Buyer and the Sellers shall establish an escrow account (the “Escrow Account”) with a financial institution reasonably acceptable to the Sellers’ Representative and Buyer and shall select an escrow agent reasonably acceptable to the Sellers’ Representative and Buyer to administer the Escrow Account (the “Escrow Agent”). Buyer and the Sellers shall enter into an agreement with the Escrow Agent, in substantially the form attached hereto as Exhibit B (the “Escrow Agreement”), pursuant to which the Escrow Account shall be administered. The terms and provisions of the Escrow Agreement shall be consistent with the terms and provisions of this Agreement.
          (ii) The Escrow Account shall be funded by Buyer at the Closing by wire transfer of the Escrow Amount in immediately available funds to the Escrow Account.
          (iii) Any and all interest accrued with respect to the Escrow Account shall be for the account of the Sellers and shall be distributed by the Escrow Account to the Sellers on a quarterly basis.
          (iv) The Escrow Agent shall provide written notice to each of Buyer and the Sellers of the Escrow Account’s balance as of the end of each month.
          (v) The Escrow Agent shall disburse funds from the Escrow Account as provided in Section 9.2.
          (vi) All costs, expenses and fees to administer the Escrow Account and of the Escrow Agent shall be paid equally by the Sellers and Buyer.
          (vii) The Escrow Amount shall be invested in such interest-bearing accounts, money market instruments, government securities, investment grade corporate bonds or such other instruments or securities as may be mutually agreed upon by Buyer and the Sellers’ Representative.
     Section 3.3 Closing Deliveries.(a) Deliveries by Buyer to the Sellers. At the Closing, Buyer shall deliver or cause to be delivered the following to the Sellers:
          (i) the Closing Adjusted Price as provided for in Section 3.2(b) in immediately available funds by wire transfer to the account(s) designated in writing by the Sellers’ Representative not less than two (2) Business Days prior to the Closing Date;
          (ii) the certificate of an authorized officer of Buyer required by Section 8.2(c);
          (iii) such documents as are required pursuant to Article VIII hereof; and
          (iv) the Escrow Agreement duly executed by Buyer.

          (b) Deliveries by the Sellers and the Company. At the Closing, the Sellers and the Company shall deliver or cause to be delivered the following to Buyer:
          (i) certificates representing all of the Percentage Interests designated for sale to Buyer as set forth opposite each such Seller’s name on Exhibit A attached hereto, duly endorsed for transfer or accompanied by duly executed interest powers, free and clear of all Encumbrances;
          (ii) certificates representing all of the outstanding shares of capital stock of the Subsidiaries, duly endorsed or accompanied by a duly executed stock power for the benefit and in the name of the Company, free and clear of all Encumbrances;
          (iii) the certificate of an authorized officer of the Company required by Section 8.1(c);
          (iv) resignations or removals from each non-officer director of the Company in a form reasonably acceptable to Buyer;
          (v) such documents as are required pursuant to Article VIII hereof;
          (vi) pay-off letters from the lenders of the Sellers (with respect to indebtedness secured by the Membership Interest) and the Company and its Subsidiaries (with respect to Indebtedness, excluding capitalized leases and the VHP Note) in a form reasonably acceptable to Buyer and, with respect to secured lenders, providing for, upon payment of all outstanding amounts owed, the termination of all security interests with respect to the Membership Interest or the assets of the Company or its Subsidiaries;
          (vii) fully executed UCC termination statements or other instruments or documents evidencing the releases of the Encumbrances in respect of the Indebtedness of the Company and its Subsidiaries (excluding capitalized leases and the VHP Note), including Encumbrances arising under the Credit Agreement, dated as of December 15, 2006, between Florida Health Plan Administrators, LLC and Wachovia Bank, National Association;
          (viii) the Escrow Agreement duly executed by the Sellers;
          (ix) the consents required under the Contracts set forth on Section 3.4(b)(ix) of the Disclosure Letter (the “Material Consents”); and
          (x) an opinion of Dechert LLP, counsel to the Company, in substantially the form attached hereto as Exhibit C.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
     Except as set forth in the disclosure letter delivered by the Company to Buyer on or prior to the date of this Agreement (the “Disclosure Letter”), each Seller and the Company represents and warrants to Buyer as follows:
     Section 4.1 Organization and Authority of the Company and its Subsidiaries.
          (a) The Company is a Florida limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. The Company is qualified or otherwise authorized to act as a foreign limited liability company and is in good standing under the laws of every other jurisdiction in which such qualification or authorization is necessary under applicable law, except where the failure to be so qualified or otherwise authorized has not had and would not reasonably be expected to have a Material Adverse Effect. The Company has all requisite power and authority to own, lease and operate its properties and to carry on its businesses as now conducted. The Company has all requisite power and authority to enter into this Agreement and to perform its obligations hereunder and thereunder. This Agreement has been duly authorized, executed and delivered by the Company and constitutes a legal, valid and binding agreement of the Company, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights or debtors’ remedies and to general equity principles, and no other proceedings on the part of the Company are necessary to authorize this Agreement and the consummation of the transactions contemplated hereby.
          (b) Section 4.1(b) of the Disclosure Letter contains a list of each Subsidiary of the Company, including its name and its jurisdiction of incorporation or formation. Each Subsidiary of the Company has been duly incorporated or formed, as the case may be, is validly existing and in good standing in its jurisdiction of incorporation or formation and is in good standing and is qualified or authorized to do business (as customarily certified by the applicable Governmental Authority in respect of the entities registered in such jurisdictions) under the laws of every other jurisdiction in which such qualification or authorization is required, except where the failure to be so qualified or otherwise authorized has not had and would not reasonably be expected to have a Material Adverse Effect. All of the issued and outstanding Equity Interests of each Subsidiary of the Company are owned directly or indirectly by the Company, free and clear of all Encumbrances (other than any restrictions on transfer of securities arising under any applicable federal, state or foreign securities laws), and are duly authorized and validly issued, free of preemptive or any other third party rights and, as to Equity Interests of corporate Subsidiaries, are fully paid and non-assessable. There is no subscription, option, warrant, call right, agreement or commitment relating to the issuance, sale, delivery, transfer or redemption by any Subsidiary of the Company (including any right of conversion or exchange under any outstanding security or other instrument) of the capital stock, partnership capital or equivalent of any Subsidiary of the Company or to make any payment based on the value of any Equity Interests of such Subsidiary (other than any such subscription, option, warrant, call right, agreement or commitment in favor of the Company or any wholly owned Subsidiary of the Company) (each an “Equity Equivalent”). Other than Organizational Documents, there are no voting trusts or other agreements or understandings to which any of the Company and its Subsidiaries is a party with respect to voting such Equity Interests.
     Section 4.2 No Conflict.Neither the execution and delivery of this Agreement nor compliance by the Company with its terms and provisions will (a) violate any provision of the Organizational Documents of the Company or any of its Subsidiaries; (b) assuming all consents, approvals, authorizations or other actions by, or filings with or notifications to, any Government Authority contemplated by Section 4.11 and set forth in Section 4.11 of the Disclosure Letter have been obtained or made, violate, in any material respect, any law, statute or regulation or, any judgment, injunction, order or decree of any Governmental Authority to which the Company or any of its Subsidiaries is subject except for, in all cases, such violations that would not prohibit or materially impair the Company’s or any of its Subsidiaries’ respective ability to perform its obligations under this Agreement or to continue to operate the business of the Company and the Subsidiaries after the Closing in substantially the same manner that the business was operated immediately prior to the Closing; (c) result in the creation of any Encumbrance (other than Permitted Encumbrances) on any material assets of the Company or its Subsidiaries; or (d) result in any material breach of, or constitute a material default (or event which with the giving of notice or lapse of time, or both, would become a material default) under or give to others any material rights of termination, amendment, acceleration, modification or cancellation of any Contract listed in Section 4.10 of the Disclosure Letter.
     Section 4.3 Capital Structure. The authorized Equity Interests of the Company consist of the Membership Interest, all of which is validly issued and outstanding free of preemptive or similar third party rights. Exhibit A sets forth each record holder of the outstanding Percentage Interests of the Company and the Percentage Interests held by each such record holder. No Equity Equivalents are outstanding with respect to any Equity Interest in the Company.
     Section 4.4 Financial Information; Internal Controls; Books and Records.
          (a) Section 4.4 of the Disclosure Letter sets forth the following financial statements of (i) the Company and its Subsidiaries other than Carefree (collectively the “Combined Entities”), and (ii) Carefree: (A) the audited combined balance sheets of the Combined Entities (the “Audited Combined Entities Balance Sheet”) and the audited balance sheet of Carefree (the “Audited Carefree Balance Sheet”) as of December 31, 2006 (the “2006 Balance Sheets”); (B) the audited combined statement of operations of the Company and the audited statement of operations for Carefree for the year ended December 31, 2006 (the “2006 Statements of Operations” and, together with the 2006 Balance Sheets, the “Audited Financial Information”); (C) the unaudited combined balance sheet of the Combined Entities and the unaudited balance sheet of Carefree as of May 31, 2007 (the “Unaudited Balance Sheets”; and (D) the unaudited combined statement operations of the Combined Entities and the unaudited statement of operations of Carefree for the period ended May 31, 2007 (the “Unaudited Statements of Operations” and, together with the Unaudited Balance Sheets, the “Unaudited Financial Information”) (the Unaudited Financial Information and the Audited Financial Information referred to herein collectively as the “Financial Information”). The Financial Information has been prepared in a manner consistent with GAAP, and presents fairly, in all material respects, the Combined Entities’ (taken as a whole) and Carefree’s results of operations and financial position as of and at December 31, 2006, subject in the case of the Unaudited Financial Information to (i) the absence of footnote disclosures and other presentation items and (ii) changes resulting from normal year-end adjustments. The Company makes no representations with respect to other financial information of the business of the Company and its Subsidiaries (including any estimates, projections, plans or budgets), except as set forth below in this Section 4.4 and Section 4.19 relating to the statutory financial statements of certain Subsidiaries of the Company (it being understood that no representation or warranty is made in this Section 4.4 in respect of any statutory financial statement matters addressed in Section 4.19 (as to which no representation or warranty is made except as set forth in Section 4.19)).
          (b) The Company and its Subsidiaries have implemented and maintain in all material respects internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Since January 1, 2007, (i) there have not been any changes in the Company’s and its Subsidiaries’ internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s and its Subsidiaries’ internal controls over financial reporting; (ii) all significant deficiencies and material weaknesses in the design or operation of the Company’s and its Subsidiaries’ internal controls over financial reporting identified by the Company which are reasonably likely to materially adversely affect the Company’s and its Subsidiaries’ ability to record, process, summarize and report financial information have been disclosed to the outside auditors and the audit committee of the Company, and (iii) to the Company’s Knowledge, there has not been any fraud, whether or not material, that involves senior management or other employees who have a significant role in the Company’s and its Subsidiaries’ internal controls over financial reporting.
     (c) The Company and its Subsidiaries have maintained financial books and records which are substantially complete in all material respects and which reflect in all material respects the basis for their respective financial condition and results of operations. Complete and accurate copies of all minute books of the Company and its Subsidiaries have been delivered or made available to Buyer.

     Section 4.5 Absence of Certain Changes.
          (a) Except for (i) the sale process preceding the execution of this Agreement and (ii) as contemplated or disclosed in this Agreement, from December 31, 2006 until the date of this Agreement, (A) the Company and its Subsidiaries have conducted the business of the Company and its Subsidiaries in all material respects in the ordinary and usual course, (B) there has not occurred any Material Adverse Effect, (C) neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 7.3, (D) there has not been any Tax election or any settlement of a material Tax liability by the Company or its Subsidiaries; (E) there has not been any damage, destruction or loss having or reasonably expected to have a Material Adverse Effect on the Company or its Subsidiaries; (F) there has not been the making of any loans or advances to any Person by the Company or its Subsidiaries, except for expense reimbursements incurred by agents or employees and other loans and advances in the ordinary course of business; (G) there has not been (i) any severance or termination pay granted to, or any employment or severance agreement entered into with any officer or employee of the Company or its Subsidiaries, or (ii) the establishment, adoption, amendment or termination of any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, trust fund, policy or arrangement for the benefit of any current or former directors, officers or employees of the Company or its Subsidiaries, except, in each case, in the ordinary course of business or pursuant to material Legal Requirements or existing Material Contracts; and (H) there has not been any institution by or against the Company or its Subsidiaries of, settlement of or any agreement to settle any material action or proceeding before any Governmental Authority.
          (b) Except for (i) transactions contemplated by or related to this Agreement and (ii) as contemplated or disclosed in this Agreement, from December 31, 2006 until the date of this Agreement, Carefree has conducted its business in all material respects in the ordinary and usual course consistent with past practices.
     Section 4.6 Real Property.
          (a) Section 4.6(a) of the Disclosure Letter correctly describes by common address and tax parcel identification number all real property owned by the Company and its Subsidiaries (individually, an “Owned Real Property”). The Company or a Subsidiary of the Company (as the case may be) has a good and insurable, fee title to each parcel of Owned Real Property free and clear of all Encumbrances, except Permitted Encumbrances. There are no leases, subleases, or other similar agreements affecting the Owned Real Property, nor any outstanding options to purchase the Owned Real Property.
          (b) Section 4.6(b) of the Disclosure Letter contains an accurate and complete list of all leases, subleases, licenses, concessions and other agreements for the lease of real property to which the Company or any of its Subsidiaries is a party, by which it is bound, or to which any of its assets or properties is subject, including all amendments and modifications thereto (the “Leases”). True, correct and complete copies of the Leases have been made available to Buyer. Pursuant to the Leases, the Company or a Subsidiary of the Company (as the case may be) holds a leasehold or subleasehold estate in, or is granted the right to use and occupy, the land, buildings, improvements, fixtures or other interest in real property described therein (individually, a “Leased Real Property”, and an Owned Real Property or Leased Real Property being sometimes referred to herein, individually and collectively, as “Real Property”). With respect to each Lease: (i) such Lease is valid, binding, enforceable and in full force and effect; (ii) none of the Company or any Subsidiary, nor to the Company’s Knowledge, any other party thereto is in default or breach in any material respect under the terms of such Lease and no event has occurred that, with the passage of time or the giving of notice or both, would constitute a default or breach in any material respect by the Company or any Subsidiary or, to the Knowledge of the Company, any other party thereto under the terms of such Lease; and (iii) none of the Company nor any Subsidiary has assigned, subleased, mortgaged, deeded in trust or otherwise transferred or encumbered any Lease or Leased Real Property or any interest therein.
          (c) To the Knowledge of the Sellers and the Company, there is no existing or proposed eminent domain proceeding that would result in the taking of all or any part of the Real Property or that would preclude or impair the continued use of the Real Property as heretofore used in the conduct of the business of the Company and its Subsidiaries. With respect to all Real Property, the Company (or the applicable Subsidiary) has legal and adequate access to water supply, storm and sanitary sewer facilities, telephone, gas and electrical connections, fire protection, drainage and other public utilities, in each case as is necessary for the conduct of businesses as heretofore conducted. To the Company’s Knowledge, such Real Property, and its continued use, occupancy and operation as currently used, occupied and operated, does not constitute a nonconforming use under all applicable building, zoning, subdivision and other land use and similar laws, regulations and ordinances nor has the Company nor any Subsidiary received any notice of such nonconforming use or of a violation of such laws. All buildings, structures, fixtures and improvements (“Improvements”) located at the Real Property are structurally sound with no material defects and are in good operating condition.
     Section 4.7 Personal Property; Sufficiency of Assets.
     Except as may be reflected in the Financial Information, the Company and its Subsidiaries have valid title, free and clear of Encumbrances (except for Permitted Encumbrances), to all the material tangible personal property reflected in the Financial Information and all material tangible personal property acquired since the date of the Financial Information, except for such tangible personal property that has been disposed of in the ordinary course of business consistent with past practices or become subject to retention of title financing arrangements granted in the ordinary course of business consistent with past practices. The Company and its Subsidiaries own, lease or have the right to use substantially all of the property (other than intellectual property which is the subject of Section 4.15) necessary to conduct their businesses in substantially the same manner as currently conducted.
     Section 4.8 Litigation.
     As of the date hereof there is no action, suit, proceeding, arbitration or investigation pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries at law, in equity or otherwise, in, before, or by, any court or Governmental Authority, which would reasonably be expected to prohibit or impair the ability of the Sellers to consummate the transactions contemplated hereby, result in the granting of material injunctive or equitable relief or governmental sanctions in excess of $500,000 against the Company or any of its Subsidiaries or result in liability in excess of $500,000 to the Company or any of its Subsidiaries. There are no unsatisfied judgments or outstanding orders, injunctions, decrees, stipulations or awards (whether rendered by a court, an administrative agency or by an arbitrator) against the Company or any of its Subsidiaries which would reasonably be expected to prohibit or impair the ability of the Sellers to consummate the transactions contemplated hereby, result in the granting of material injunctive or equitable relief or governmental sanctions in excess of $500,000 against the Company or any of its Subsidiaries or result in liability in excess of $500,000 to the Company or any of its Subsidiaries.
     Section 4.9 Compliance with Law.
          (a) Except as previously disclosed to Buyer in writing, the Company and its Subsidiaries are not conducting their respective businesses in violation in any material respect of any law, ordinance or regulation of any Governmental Authority. All material governmental approvals, permits and licenses required to conduct the business of the Company and its Subsidiaries have been obtained and are in full force and effect and are being complied with in all material respects. Notwithstanding the foregoing, no representation or warranty is made under this Section 4.9 in respect of any (i) employee benefit matters which are addressed in Section 4.14 (as to which no representation or warranty is made except as set forth in Section 4.14), (ii) intellectual property matters which are addressed in Section 4.15 (as to which no representation or warranty is made except as set forth in Section 4.15), (iii) environmental matters which are addressed in Section 4.17 (as to which no representation or warranty is made except as set forth in Section 4.17) and (iv) matters relating to Taxes which are addressed in Section 4.18 (as to which no representation or warranty is made except as set forth in Section 4.18).
          (b) Since December 31, 2006, (i) neither the Company nor any of its Subsidiaries has received written notice from any Governmental Authority that explicitly alleges any material noncompliance (or that the Company or any of its Subsidiaries is under investigation or the subject of an inquiry by any such Governmental Authority for such alleged material noncompliance) with any applicable law; and (ii) neither the Company nor any of its Subsidiaries has entered into any written or, to the Knowledge of the Company, express oral agreement or settlement with any Governmental Authority with respect to its material non-compliance with, or material violation of, any applicable law.
          (c) Since December 31, 2006, the Company and each of its Subsidiaries has timely filed all material regulatory reports, schedules, statements, documents, filings, submissions, forms, registrations and other documents, together with any amendments required to be made with respect thereto, that each was required to file with any Governmental Authority, including state health and insurance regulatory authorities and any applicable federal regulatory authorities.
          (d) All premium rates, rating plans and policy terms established and currently used by the Company’s Subsidiaries that are required to be filed with and/or approved by Governmental Authorities have been in all material respects so filed and/or approved, the premiums currently charged conform in all material respects to the premiums so filed and/or approved and comply in all material respects with the Laws applicable thereto, the Company has not received written notice of an ongoing investigation by any Governmental Authority of such premiums.
          (e) Each of the Company and its Subsidiaries and, to the Knowledge of the Company, each authorized broker, producer, consultant, agent or third party service provider acting on behalf of the Company or any of its Subsidiaries has marketed, administered, sold and issued insurance and health care benefit products in compliance in all material respects with all applicable laws, rules and regulations of any Governmental Authority.
          (f) Neither the Company or any of its Subsidiaries nor, to the Knowledge of the Company, any director, officer, agent, or employee of the Company or any of its Subsidiaries or any other authorized Person acting for or on behalf of the Company or any of its Subsidiaries, has directly or indirectly in material violation of any applicable law, rule or regulation of any Governmental Authority (including the Foreign Corrupt Practices Act of 1977, as amended) made any illegal contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other improper payment to any Person, regardless of form, whether in money, property, or services (A) to obtain favorable treatment in securing business, (B) to pay for favorable treatment for business secured, or (C) to obtain special concessions or for special concessions already obtained, for or in respect of the Company or any of its Subsidiaries or any affiliate thereof.
     Section 4.10 Material Contracts.
          (a) Section 4.10 of the Disclosure Letter sets forth an accurate and complete list of the following Contracts to which the Company or any of its Subsidiaries is a party:
          (i) Contract under which the Company or any of its Subsidiaries has borrowed any money from, or issued any note, bond, debenture or other evidence of indebtedness to, any Person or any other note, bond, debenture or other evidence of indebtedness issued to any Person in any such case which, individually, is in excess of $750,000; provided, however, that the foregoing shall be deemed not to include any Contract or other arrangement that expires or terminates on or prior to the Closing Date;
          (ii) material mortgage, pledge, security agreement, deed of trust or other instrument granting an Encumbrance upon any Real Property, which Encumbrance is not set forth in Section 4.6 of the Disclosure Letter;
          (iii) lease or similar agreement with any person under which (i) the Company or any of its Subsidiaries is lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by any person or (ii) the Company or any of its Subsidiaries is a lessor or sublessor of, or makes available for use by any person, any tangible personal property owned or leased by the Company or any of its Subsidiaries, in any such case which has an aggregate future liability or receivable, as the case may be, in excess of $750,000 and is not terminable by the Company or any of its Subsidiaries by notice of not more than 180 days for a cost of less than $300,000;
          (iv) covenant not to compete (other than pursuant to any radius restriction contained in any lease, reciprocal easement or development, construction, operating or similar agreement) or other covenant restricting the development, manufacture, marketing or distribution of the products and services or the business of the Company or any of its Subsidiaries, in each case that materially impairs the operation of the business of the Company and its Subsidiaries as presently conducted;
          (v) any collective bargaining agreement, labor contract or other written agreement or arrangement with any labor union representing Employees of the Company or any of its Subsidiaries or any Company employee organization;
          (vi) any material partnership, joint venture, alliance or similar agreement;
          (vii) agreement, contract or other arrangement with (i) the Sellers or any Affiliate of a Seller (other than the Company or any of its Subsidiaries) or (ii) any officer, director or employee of the Company, any Subsidiary of the Company, the Sellers or any Affiliate of a Seller (other than employment or consulting agreements set forth in the Disclosure Letter); provided, however, that the foregoing shall be deemed not to include any agreement, contract or other arrangement that expires or terminates on or prior to the Closing Date;
          (viii) all Contracts of the Company or any of its Subsidiaries with any Affiliate of the Company (other than any of its Subsidiaries);
          (ix) any Contract to which the Company or any of its Subsidiaries is a party granting any license to Intellectual Property;
          (x) agreements by the Company not to acquire assets or securities of a third party;
          (xi) any Contract with a Governmental Authority (other than ordinary course Contracts with Governmental Authorities as a customer or provider of health care) that imposes any material obligation or restriction on the Company or its Subsidiaries;
          (xii) all Contracts providing for the indemnification by the Company or any of its Subsidiaries of any Person, except for any such Contract that (A) is not material to the Company or any of its Subsidiaries or (B) was entered into in the ordinary course of business;
          (xiii) any guarantee by the Company or its Subsidiaries of indebtedness for borrowed money for the benefit of another Person; and
          (xiv) any other Contracts, as of the date hereof, which would reasonably be expected to result in future liability or receivables under its express terms in excess of $750,000.
          (b)Each Contract listed on Section 4.10 of the Disclosure Letter is valid and is in full force and effect in accordance with the terms of such Contract, subject to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights or debtors’ remedies and to general equity principles. There is no material default or claim of material default by the Company or any of its Subsidiaries and, to the Knowledge of the Company, any other party thereto under any Contract listed on Section 4.10 of the Disclosure Letter, and no event has occurred that, with the passage of time or the giving of notice or both, would constitute a material default by the Company or its Subsidiaries or, to the Knowledge of the Company, any other party thereto under any Contract, or would permit material modification, acceleration, or termination of any Contract.
     Section 4.11 Consents and Approvals.
     The execution, delivery and performance of this Agreement by the Company, as the case may be, do not and will not require any material consent, approval, authorization or other action by, or filing with or notification to, any Governmental Authority, except (a) filings and approvals required by the state insurance departments, including the OIR and/or departments of health as set forth in Section 4.11 of the Disclosure Letter, (b) for the notification requirements of the HSR Act, (c) where the failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not prevent or materially delay the consummation by the Company of the transactions contemplated by this Agreement and (d) as may be necessary as a result of facts or circumstances relating solely to Buyer.
     Section 4.12 Employee Matters.
          (a) (i) The Company and its Subsidiaries have complied in all material respects with all applicable laws, rules and regulations respecting employment and employment practices, terms and conditions of employment, wages and hours, employee classification for purposes of overtime and independent contractor status and anti-discrimination and neither the Company nor its Subsidiaries are liable for any arrears of wages or penalties for failure to comply with any such laws, rules or regulations; (ii) there are no documented controversies pending or, to the Knowledge of the Company, threatened between the Company, its Subsidiaries and any of their respective employees; (iii) no charges are pending or, to the Knowledge of the Company, threatened before the Equal Employment Opportunity Commission or any state, local or foreign agency responsible for the prevention of unlawful employment practices with respect to the Company or its Subsidiaries; (iv) neither the Company nor any of its Subsidiaries has received notice of any action, suit, proceeding or investigation pending or threatened in connection with the business of the Company or its Subsidiaries in any forum against Company or its Subsidiaries by or on behalf of any present or former employee of such entities, any applicant for employment of such entities, any present or former independent contractor of such entities or classes of any of the foregoing; (v) there are no claims pending against the Company or its Subsidiaries before any workers’ compensation board in connection with the business of the Company and its Subsidiaries; and (vi) neither the Company nor its Subsidiaries have received written or, to the Knowledge of the Company, oral notice that any federal, state, local or foreign agency responsible for the enforcement of labor or employment laws intends to conduct an investigation of or relating to the Company or its Subsidiaries and, to the Knowledge of the Company, no such investigation is in progress.
          (b) Section 4.12 of the Disclosure Letter sets forth a complete and accurate list of the names, titles and current annual salary rates of, and bonuses paid in the past fiscal year or payable in the current fiscal year to, all Employees.

          (c) Since January 1, 2004, there have not been any plant closings, mass layoffs or other similar terminations of Employees that would create any obligations upon or liability of the Company or its Subsidiaries under the WARN Act requiring notice in connection with plant closings, mass layoffs or other similar terminations of employment.
          (d) Section 4.12(d) of the Disclosure Letter sets forth each employment, retention, severance, compensation and bonus Contract between the Company or any of its Subsidiaries and any of their employees.
     Section 4.13 Collective Bargaining Agreements. As of the date hereof, none of the Company or its Subsidiaries is a party to or bound by any collective bargaining agreement with respect to the Employees, nor is there pending, or to the Knowledge of the Company, overtly threatened, any material strike, walkout or other work stoppage by or respecting the Employees, union card signing activity, or union solicitation of Employees to engage any union as the bargaining agent for the Company’s or its Subsidiaries’ employees.
     Section 4.14 Benefit Plans.
          (a) Set forth on Section 4.14 of the Disclosure Letter is an accurate and complete list of each “employee benefit plan,” as defined in Section 3(3) of ERISA and all other retirement, deferred compensation, incentive, severance and other material fringe benefit plans, programs or arrangements maintained or contributed to by the Company, any ERISA Affiliate or any of the Company’s Subsidiaries for the benefit of any Employee or Former Employee (the “Company Plans”).
          (b) As applicable with respect to each Company Plan, the Company has made available to Buyer, true and complete copies of (i) each Company Plan, including all amendments thereto and related trust agreements, insurance contracts and pending arrangements, (ii) the current summary plan description and each summary of material modifications thereto, (iii) the three most recent annual reports (Form 5500s) and (iv) the most recent Internal Revenue Service determination letter.
          (c) Each Company Plan has been maintained, operated and administered in compliance with its terms and all applicable laws, including ERISA and the Code in all material respects. Each Company Plan intended to be qualified under Section 401(a) of the Code (a “Company Pension Plan”) is so qualified and all related trusts are exempt from taxation under Section 501(a) of the Code.
          (d) Other than the two terminated defined benefit plans listed in Section 4.14(d) of the Disclosure Letter, with respect to which all liabilities have been paid or provided for, neither the Company nor any ERISA Affiliate has during any period with respect to which a relevant statute of limitations remains open (i) maintained or contributed to any employee pension benefit plan subject to Title IV of ERISA or Code §412 or (ii) been required to contribute to, or incurred any withdrawal liability within the meaning of ERISA §4201 to, any multiemployer plan as defined in ERISA §3(37).
          (e) The Company and each ERISA Affiliate have complied with the notice and continuation coverage requirements of section 4980B of the Code and the regulations thereunder, including, without limitation, the “M&A regulations” issued as Treasury Regulations § 54.4980B-9, with respect to each Company Plan that is, or was during any taxable year of the Company or any ERISA Affiliate for which the statute of limitations on the assessment of federal income taxes remains open, by consent or otherwise, a group health plan within the meaning of section 5000(b)(1) of the Code.
          (f) Neither the Company nor any of its Subsidiaries has any commitment, whether formal or informal, (i) to create any new Company Plan, (ii) to modify or change any Company Plan, or (iii) to maintain for any period of time any Company Plan.
          (g) None of the Company Plans that are “welfare benefit plans,” within the meaning of Section 3(1) of ERISA, provide for continuing benefits or coverage after termination or retirement from employment except for COBRA rights under a “group health plan” as defined in Section 4980B(g) of the Code and Section 607 of ERISA.
          (h) No action, suit, proceeding, hearing, audit, investigation or other claim with respect to any Company Plan (other than routine claims for benefits) that could result in material liability to the Company or its Subsidiaries is ongoing, pending or, to the Company’s Knowledge, threatened.
          (i) The transactions contemplated by the Agreement will not cause acceleration of vesting in, or payment of, any material benefits under any Company Plan and will not otherwise materially accelerate or increase any obligation under any Company Plan.
          (j) The Company has received all authorizations and approvals of Governmental Authorities required for the termination of its defined benefit pension plan, copies of which have been provided to Buyer.
          (k) Except as could not reasonably be expected to subject the Company to any liability beyond withholding obligations, each Company plan that is a “nonqualified deferred compensation plan” (within the meaning of section 409A of the Code) has been operated in good faith compliance with section 409A of the Code.
          (l) The representations contained in this Section 4.14 shall be the exclusive representations and warranties with respect to employee benefit matters.

     Section 4.15 Intellectual Property.
          (a) Set forth on Section 4.15(a) of the Disclosure Letter hereto is a list of all patents, registered trademarks (including Internet domain name registrations) and material unregistered trademarks and service marks, and registered copyrights, and all applications for the same, included in the Intellectual Property owned by the Company and/or its Subsidiaries as of the date hereof, indicating as to each item as applicable: (i) the jurisdictions in which the item is issued or registered or in which any application for issuance or registration has been filed, (ii) the respective issuance, registration, or application number of the item, and (iii) the dates of application, issuance or registration of the item.
          (b) Section 4.15(b) of the Disclosure Letter lists, as of the date hereof, all licenses or other agreements (i) by which the Company or any of its Subsidiaries is authorized to use any Intellectual Property that is material to the conduct of the Company’s or its Subsidiaries’ business (excluding off-the-shelf computer programs), and (ii) by which the Company or any of its Subsidiaries licenses or otherwise authorizes a third party to use any Intellectual Property set forth on Section 4.15(a) of the Disclosure Letter. Neither the Company nor any of its Subsidiaries has exceeded the number of licenses granted by any Person to the Company and/or its Subsidiaries pursuant to any license agreement for the use of any software or other Intellectual Property.
          (c) The Company or a Subsidiary of the Company owns or has the right to use all of the Intellectual Property used in its business, free and clear of all Encumbrances, subject to the restrictions and limitations set forth in any applicable license agreements. All Trademark registrations and applications for registration, Patents issued or pending and Copyright registrations and applications for registration owned by the Company and its Subsidiaries are valid and subsisting and have not lapsed, expired or been abandoned, and, to the Knowledge of the Company or its Subsidiaries, are not the subject of any opposition filed with the United States Patent and Trademark Office or any other intellectual property registry.
          (d) No unresolved claims, or to the Knowledge of the Company, threat of claims within the three (3) years prior to the date of this Agreement, have been asserted by any third party against the Company or any of its Subsidiaries by any other Person challenging or questioning the right of the Company or a Subsidiary of the Company to use any of the Intellectual Property of the Company or its Subsidiaries or asserting that the conduct of the business of the Company infringes, misappropriates or dilutes any Intellectual Property rights of any third party. To the Knowledge of the Company, the conduct of the businesses of the Company and its Subsidiaries does not infringe, misappropriate, dilute or otherwise violate any Intellectual Property rights of any third party. To the Knowledge of the Company, no third party is infringing, misappropriating or diluting any Intellectual Property of the Company or its Subsidiaries.
          (e) The Company and its Subsidiaries have taken reasonable measures to protect the confidentiality of their Trade Secrets.
          (f) The consummation of the transactions contemplated hereby will not result in the material loss or material impairment of the Company’s and its Subsidiaries’ rights to own or use any of the Intellectual Property of the Company and its Subsidiaries or obligate them to pay any material royalties or other material amounts to any third party.
     Section 4.16 Brokers and Finders.
     Except for the retention of UBS Securities LLC, the fees and expenses of which will be paid by the Company in accordance with Section 11.3, the Company has not employed any broker, finder or investment banker or incurred any liability for any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement.
     Section 4.17 Environmental Representations.
          (a) The Company and its Subsidiaries are currently in compliance with all Environmental Laws and have obtained and are in compliance with all permits, certifications, licenses, approvals, registrations and authorizations required by all Environmental Laws (“Environmental Permits”), except for such non-compliance as would not be reasonably expected to result in the Company or its Subsidiaries incurring a material liability pursuant to Environmental Law.
          (b) Neither the Company nor any of its Subsidiaries has caused a Release or threat of Release of Hazardous Substances at, on or under any Real Property, except for such Releases or threats of Release as would not be reasonably expected to result in the Company or its Subsidiaries incurring a material liability pursuant to Environmental Law. To the Knowledge of the Company, there are presently no Hazardous Substances, underground or above ground storage tanks, sumps, landfills, dumps, barrels or other containers of Hazardous Substances located at, on or under any Real Property that would result in a material liability to the Company or its Subsidiaries under Environmental Law.
          (c) The Company and its Subsidiaries have received no unresolved written notice from any Person of any citation, summons, order, complaint, penalty, investigation or review by any Governmental Authority (i) with respect to any alleged violation by the Company and its Subsidiaries of any Environmental Law, (ii) with respect to any alleged failure of the Company and its Subsidiaries to have any Environmental Permit, (iii) with respect to any Release, threat of Release, presence, generation, treatment, storage, recycling, management, control, cleanup, transportation, disposal, arrangement for transportation or disposal of or exposure to any Hazardous Substance or (iv) with respect to any matter concerning the protection of the environment or pollution, including natural resources, or any other alleged liability of the Company or its Subsidiaries under any Environmental Law. Neither the Company nor its Subsidiaries has received written notice of any currently pending order, decree or injunction relating to liability under any Environmental Laws or relating to Hazardous Substances.
          (d) The Company and its Subsidiaries have not received any unresolved written request for information, notice of claim, demand or notification that any of them is or may be potentially responsible with respect to any investigation or clean-up of any threatened or actual Release of any Hazardous Substance.

          (e) The Company and its Subsidiaries have made available to Buyer copies of all material environmental assessments, audits, studies, and other environmental reports in its possession or reasonably available to them related to the Company, its Subsidiaries, or any current or former Real Property.
          (f) No consent, approval or authorization of any environmental Governmental Authority is required to be obtained by the Company or its Subsidiaries in connection with the execution and delivery of this Agreement.
          (g) The representations contained in this Section 4.17 shall be the exclusive representations and warranties with respect to environmental matters (including, without limitation, environmental liabilities, compliance with Environmental Laws and Hazardous Substances).
     Section 4.18 Taxes.
          (a) The Company and its Subsidiaries have filed or caused to be filed all income Tax Returns and all other Tax Returns for which a material amount of Tax was due and owing that they were required to file and have paid all material Taxes owed by the Company or its Subsidiaries (whether or not shown on such Tax Returns). All Tax Returns filed were true, correct and complete in all material respects. All Taxes not yet due and payable by the Company or its Subsidiaries as of December 31, 2006 have been properly accrued on the 2006 Balance Sheet in accordance with GAAP. There are no existing penalty, interest or deficiency assessments which have not been satisfied or current or pending audits or other administrative proceedings relating to income Taxes (or any other material amount of Taxes) with respect to the Company or any Subsidiary.
          (b) Neither the Company nor any of its Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to Tax assessment or deficiency.
          (c) Neither the Company nor any of its Subsidiaries has any liability for the Taxes of any Person under Treas. Reg. Section 1.1502-6 (or any similar provisions of state, local or foreign law), as a transferee or successor, by contract or otherwise.
          (d) The Company and its Subsidiaries have deducted, withheld and timely paid to the appropriate governmental authority all material Taxes required to be deducted, withheld or paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.
          (e) No claim has ever been made by an authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or such Subsidiaries is or may be subject to taxation by that jurisdiction.
          (f) Neither the Company nor any of its Subsidiaries will be required to include any amount in taxable income or exclude any item of deduction or loss from taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) installment sale or open transaction disposition made on or prior to the Closing Date, (ii)

prepaid amount received on or prior to the Closing Date, (iii) change in method of accounting for a taxable period ending on or prior to the Closing Date, or (iv) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign income Tax laws) executed on or prior to the Closing Date.
          (g) The Company has filed a valid election to be classified as an association taxable as a corporation under Treas. Reg. § 301.7701-3, and such election has been in effect at all times since the Company’s formation as a Florida limited liability company.
          (h) Neither the Company nor any of its Subsidiaries is party to any agreement, contract, arrangement or plan that has resulted in or could result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code. Neither the Company nor any Subsidiary is a party to or bound by any tax sharing or allocation agreement that will be in full force following the Closing.
          (i) Except as specifically provided, the representations contained in this Section 4.18 shall be the exclusive representations and warranties with respect to Tax matters.
     Section 4.19 Statutory Financial Information.
     Section 4.19 of the Disclosure Letter sets forth a list of all annual statutory-basis financial statements of the Company’s Subsidiaries filed with the OIR for the year ended December 31, 2006 (the “State Regulatory Filings”). Except as otherwise set forth in such State Regulatory Filings when made, the statutory balance sheets and income statements included in the State Regulatory Filings (i) were prepared from the books and records of the Company’s Subsidiaries and (ii) present fairly, in all material respects, the statutory financial position and the results of operations of the Company’s Subsidiaries, as applicable, for the year then ended indicated therein in conformity with accounting practices prescribed or permitted by the OIR, except as may be reflected in the notes thereto and subject to the absence of notes where not required by the accounting practices prescribed or permitted by the OIR and to normal year-end adjustments.
     Section 4.20 Capital or Surplus Management.
     None of the Company or its Subsidiaries is subject to any requirement to maintain capital or surplus amounts or levels, or is subject to any restriction on the payment of dividends or other distributions on its membership interests or shares of capital stock, except for such requirements or restrictions under insurance or other laws of general application, including any capital or surplus requirements mandated by the state of Florida and/or the OIR.
     Section 4.21 Insurance.
     The Sellers have made available to Buyer all material binders, certificates, or policies of insurance that are maintained by the Company and its Subsidiaries. There are no outstanding written notices of cancellation of any material insurance policy maintained in favor of the Company or any of its Subsidiaries.

     Section 4.22 Related Party Transactions and Potential Conflicts of Interest.
     Except as otherwise disclosed in this Agreement, to the Knowledge of the Company, no executive officer, director, shareholder or other Affiliate of the Company (i) owns, directly or indirectly, any material interest in, or has, directly or indirectly, control over, any Person which is a party to any Contract with the Company or its Subsidiaries that contains terms that are inconsistent with terms that would customarily be negotiated in an independent arms-length transaction; or (ii) owns or has a material interest in, directly or indirectly, in whole or in part, any Company Property.
     Section 4.23 Bankruptcy.
     Since December 31, 2005, neither the Company nor its Subsidiaries has made any assignment for the benefit of creditors, filed any petition in bankruptcy, been the subject of any involuntary petition in bankruptcy, been adjudicated insolvent or bankrupt, petitioned or applied to any tribunal for any receiver, conservator or trustee of it or any of the Company Property, or commenced any proceeding under any reorganization arrangement, readjustment of debt, conservation, dissolution or liquidation law or statute of any jurisdiction.
     Section 4.24 Change in Control Payments.
     Neither the Company nor its Subsidiaries have any plans, programs or Contracts to which it is a party, or to which it is subject, pursuant to which payments are required upon, or as a result of, a change of control of the Company or its Subsidiaries as contemplated by this Agreement.
     Section 4.25 Rate Caps; Guarantees.
     Neither the Company nor its Subsidiaries has entered into any material rate caps or material rate guarantees lasting for a period greater than twelve (12) months.
     Section 4.26 Undisclosed Liabilities.
     Neither the Company nor its Subsidiaries have any liabilities, obligations or commitments of any nature (whether absolute, accrued, contingent or otherwise and whether matured or unmatured), that are material to the Company or its Subsidiaries taken as a whole and which would be required to be disclosed or reserved for under GAAP on a balance sheet or the notes thereto, except (i) liabilities that are reflected and reserved against on the Financial Information which have not been paid or discharged since the date thereof; (ii) accounts payable, deferred revenue, accrued taxes, bonuses and payroll expenses and other liabilities, costs or expenses incurred in the ordinary course of business since the date of the most recent Financial Information; (iii) liabilities arising under Contracts, letters of credit, purchase orders, licenses, governmental permits, and other business arrangements and commitments listed in the Disclosure Letter to this Agreement or otherwise entered into in the ordinary course of business; (iv) Permitted Encumbrances; (v) other current liabilities incurred in the ordinary course of business since the date of the most recent Financial Information; and (vi) other liabilities otherwise set forth or arising out of matters described in this Agreement and the Disclosure Letter.

     Section 4.27 No Other Representations and Warranties.
     Except for the representations and warranties contained in this Article IV, which are made by the Sellers and the Company, neither the Company nor any other Person makes any express or implied representation or warranty on behalf of the Company, and the Company hereby disclaims any other representations, warranties or other statements made by itself or any of its direct or indirect directors, interestholders, Subsidiaries, Affiliates or Representatives with respect to the subject matter hereof. Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agrees that neither Buyer nor any of its respective direct or indirect directors, shareholders, Subsidiaries, Affiliates or Representatives is making any representations or warranties whatsoever, express or implied, beyond those expressly given by Buyer in Article VI. For purposes of this Agreement, “Representatives” of a specified Person means such Person’s officers, employees, agents, financial and legal advisors, consultants, accountants, other authorized representatives and all authorized representatives with respect thereto.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE SELLERS
     Each Seller, severally and not jointly, for such Seller alone, hereby represents and warrants to Buyer as follows:
     Section 5.1 Authority of the Sellers.
     Such Seller has all requisite power and authority to enter into this Agreement and to perform its obligations hereunder and thereunder. This Agreement has been duly authorized, executed and delivered by such Seller and constitutes a legal, valid and binding agreement of such Seller, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights or debtors’ remedies and to general equity principles, and no other proceedings on the part of such Seller are necessary to authorize this Agreement and the consummation of the transactions contemplated hereby.
     Section 5.2 Ownership of the Membership Interest.
     Such Seller is at the date of execution by such Seller of this Agreement the record and beneficial owner of the aggregate Percentage Interests of the Company listed under its respective name on Exhibit A hereto. Such Seller (or a transferee that is required to sell such Percentage Interests to Buyer as if it were such Seller) will, at the Closing, be the record and beneficial owner of that number of Percentage Interests indicated under such Seller’s name on Exhibit A. Upon consummation of the transactions contemplated by this Agreement at the Closing, good title to the Percentage Interests owned or to be owned by such Seller will be delivered to Buyer, free and clear of any Encumbrances.

     Section 5.3 Consents and Approvals.
     The execution, delivery and performance of this Agreement by such Seller, as the case may be, do not and will not require any material consent, approval, authorization or other action by, or filing with or notification to, any Governmental Authority, except (a) filings and approvals required by the state insurance departments, including the OIR and/or departments of health as set forth on Section 5.3 of the Disclosure Letter, (b) for the notification requirements of the HSR Act, (c) where the failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not prevent or materially delay the consummation by the Sellers of the transactions contemplated by this Agreement and (d) as may be necessary as a result of facts or circumstances relating solely to Buyer.
     Section 5.4 No Conflict.
     Neither the execution and delivery of this Agreement nor compliance by such Seller with its terms and provisions will (a) violate any law, statute or regulation or any judgment, injunction, order or decree of any Governmental Authority to which such Seller is subject except for, in all cases, such violations that would not prohibit or materially impair such Seller’s ability to perform its obligations under this Agreement; (b) result in the creation of any Encumbrance on such Seller’s Percentage Interest; or (c) result in any material breach of, or constitute a material default under or give to others any material rights of termination, amendment, acceleration, modification or cancellation of any material Contract to which such Seller is a party or to which any of its assets or properties is subject, except in any such case for any violations, conflicts, breaches, defaults or other matters that would not prohibit or materially impair such Seller’s ability to perform its obligations under this Agreement.
     Section 5.5 No Other Representations and Warranties.
     Except for the representations and warranties contained in this Article V, which are made solely by the Sellers severally and not jointly, and those contained in Article IV, neither the Sellers nor any other Person make any express or implied representation or warranty on behalf of the Sellers, and the Sellers hereby disclaim any other representations, warranties or other statements made by itself or any of its direct or indirect directors, interestholders, Subsidiaries, Affiliates or Representatives with respect to the subject matter hereof. Notwithstanding anything contained in this Agreement to the contrary, the Sellers acknowledge and agree that neither Buyer nor any of its respective direct or indirect directors, shareholders, Subsidiaries, Affiliates or Representatives is making any representations or warranties whatsoever, express or implied, beyond those expressly given by Buyer in Article VI.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF BUYER
     Buyer represents and warrants to the Company as follows:
     Section 6.1 Organization and Authority of Buyer.
     Buyer is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Buyer is qualified or otherwise authorized to act as a foreign corporation and is in good standing under the laws of every other jurisdiction in which such qualification or authorization is necessary under applicable law, except where the failure to be so qualified or otherwise authorized has not had and would not reasonably be expected to have a material adverse effect on Buyer. Buyer has all requisite power and authority to own, lease and operate its properties and to carry on its businesses as now conducted. Buyer has all requisite power and authority to enter into this Agreement and to perform its obligations hereunder and thereunder. This Agreement has been duly authorized, executed and delivered by Buyer and constitutes a legal, valid and binding agreement of Buyer, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights or debtors’ remedies and to general equity principles, and no other proceedings on the part of Buyer are necessary to authorize this Agreement and the consummation of the transactions contemplated hereby.
     Section 6.2 No Conflict.
     Neither the execution and delivery of this Agreement nor compliance by Buyer with its terms and provisions will (a) violate any provision of the Organizational Documents of Buyer; or (b) result in any material breach of, or constitute a material default (or event which with the giving of notice or lapse of time, or both, would become a material default) under, or give to others any material rights of termination, amendment, acceleration or cancellation of, or result in the creation of any encumbrance on Buyer except in any such case for any violations, conflicts, breaches, defaults or other matters that would not prohibit or materially impair Buyer’s ability to perform its obligations under this Agreement.
     Section 6.3 Consents and Approvals.
     The execution, delivery and performance of this Agreement by Buyer do not and will not require any material consent, approval, authorization or other action by, or filing with or notification to, any Governmental Authority, except (a) filings and approvals required by the state insurance departments, including the OIR and/or departments of health as set forth on Section 6.3 of the Disclosure Letter, (b) for the notification requirements of the HSR Act, (c) where the failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not prevent or materially delay the consummation by Buyer of the transactions contemplated by this Agreement and (d) as may be necessary as a result of facts or circumstances relating solely to the Company.

     Section 6.4 Brokers and Finders.
     Except for the retention of Goldman Sachs, the fees and expenses of which will be paid by Buyer in accordance with Section 11.3, Buyer has not employed any broker, finder or investment banker or incurred any liability for any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement.
     Section 6.5 Financial Capability.
     Buyer has cash available or capital commitments in place which together are sufficient to purchase the Membership Interest on the terms and conditions contained in this Agreement and will have sufficient funds on the Closing Date. True and correct copies of any such capital commitments have been provided to the Sellers.
     Section 6.6 Regulatory Matters. (a) Buyer is not conducting its business in violation in any material respect of any law, ordinance or regulation of any Governmental Authority; (b) Buyer has all material governmental approvals, permits and licenses required to conduct its business as currently conducted; (c) all such governmental approvals, permits and licenses are in full force and effect; and (d) there is no action, audit, citation, consent decree, case, proceeding or investigation pending or, to Buyer’s knowledge, threatened in writing by any Governmental Authority with respect to (i) any alleged violation by Buyer of any applicable law, rule and regulation, (ii) any alleged failure by Buyer to have any governmental approval, permit or license required in connection with the operation of the business of Buyer or (iii) any change or amendment to such governmental approvals, permits and licenses in each case with respect to subsections (a), (b), (c) and (d) above which would materially impair the ability of Buyer to operate in the normal course or that might materially affect its or the Sellers’ and the Company’s ability to have any governmental approval, permit or license transferred or reissued to Buyer as contemplated by this Agreement or otherwise to consummate any of the transactions contemplated by this Agreement.
     Section 6.7 Securities Act and Investment.
          (a) Buyer is acquiring the Percentage Interests solely for the purpose of this investment and not with a view to, or for sale in connection with, any distribution thereof in violation of the Securities Act of 1933, as amended (the “Securities Act”), and Buyer is an “accredited investor” as defined in Rule 501(a) promulgated under the Securities Act.
          (b) Buyer acknowledges the Percentage Interests are not registered under the Securities Act or any applicable state securities law or other applicable laws, and that such Percentage Interests may not be transferred or sold except pursuant to the registration provisions of such Securities Act or pursuant to an applicable exemption therefrom and pursuant to state securities laws and regulations as applicable.
          (c) Buyer understands that the acquisition of the Percentage Interests to be acquired by it pursuant to the terms of this Agreement involves substantial risk. Buyer and its officers have experience as an investor in securities and Equity Interests of companies such as the ones being transferred pursuant to this Agreement and acknowledges that Buyer can bear the economic risk of its investment and has such knowledge and experience in financial or business matters that Buyer is capable of evaluating the merits and risks of its investment in the Percentage Interests to be acquired by it pursuant to the transactions contemplated hereby.
          (d) Buyer acknowledges that the offer and sale of the Percentage Interests to be acquired by it in the transactions contemplated by this Agreement has not been accomplished by the publication of any advertisement.
          (e) There are no existing agreements or arrangements pursuant to which Buyer will divest or otherwise dispose of the assets of or equity in, or by any other manner, the Company and its Subsidiaries.
     Section 6.8 No Other Representations and Warranties.
     Except for the representations and warranties contained in this Article VI, which are made solely by Buyer, neither Buyer nor any other Person makes any express or implied representation or warranty on behalf of Buyer, and Buyer hereby disclaims any other representations, warranties or other statements made by itself or any of its respective direct or indirect directors, shareholders, Subsidiaries, Affiliates or Representatives, with respect to the subject matter hereof. Notwithstanding anything contained in this Agreement to the contrary, Buyer acknowledges and agrees that neither the Company nor the Sellers, nor any of their direct or indirect shareholders, nor any of their direct or indirect directors, shareholders, Subsidiaries, Affiliates or Representatives, is making or has made any representations or warranties whatsoever, express or implied, beyond, in the case of the Company and the Sellers, those expressly given by the Company and the Sellers in Article IV, and in the case of the Sellers only, those expressly given by the Sellers in Article V.
ARTICLE VII
CERTAIN COVENANTS OF THE SELLERS, THE COMPANY AND BUYER
     Section 7.1 Access and Information.
          (a) The Sellers and the Company shall cause each Subsidiary of the Company to permit Buyer and its Representatives after the date of this Agreement to have reasonable access, during regular business hours and upon reasonable advance notice, to the Real Property, subject to the Company’s reasonable rules and regulations, but not the right to perform any invasive or environmental testing or sampling or other “Phase II” investigations, provided that Buyer shall maintain and deliver evidence upon request to the Company of adequate insurance before entering any Real Property and indemnify the Company for any physical damage to property caused by Buyer or Buyer’s Representatives in connection with such access by Buyer. Without limiting the generality of the foregoing, until the Closing or the earlier termination of this Agreement, the Company and its Subsidiaries shall permit Buyer’s transition planning team reasonable on-site access to their offices during regular business hours for the purposes of meeting with their management, developing an understanding of the decisions of such management and coordinating and planning the transition of the business and operations of the Company and its Subsidiaries consistent with applicable Legal Requirements. The Company shall furnish, or cause to be furnished, to Buyer any financial and operating data and other information with respect to the Company and its Subsidiaries, including without limitation continued access to the online data room (it being understood that Sellers and the Company shall have no obligation to continue to update such online data room), as Buyer shall from time to time reasonably request and shall maintain or cause to be maintained intact all electronic files and records to the Company and its Subsidiaries in the ordinary and usual course of business consistent with past practices. It is expressly understood by the parties hereto that, notwithstanding the provisions of this Section 7.1, the Company, in its sole discretion, may deny or restrict any access (i) involving possible breaches of applicable confidentiality agreements with third parties or environmental reviews the written work plan for which had not been previously approved by the Company in its sole discretion, or possible waivers of any applicable attorney-client privileges; or (ii) in the event Buyer is in breach of this Agreement. It is further understood that the Company shall be under no obligation to grant Buyer or its representatives any access if such access would unreasonably interfere with the Company and its Subsidiaries’ operations, activities or employees, or if such access would, in the reasonable judgment of the Company, violate applicable antitrust, industrial security, patient privacy or similar laws. In an effort to prevent any interference or disruption caused by such access, the Company may, at its sole discretion, reasonably limit the number of individuals visiting its facilities. Buyer shall coordinate all such access with a Company employee who will be identified to Buyer promptly after the execution of this Agreement. Notwithstanding anything to the contrary contained herein, prior to the Closing, without the prior written consent of the Company, which may not be unreasonably withheld, Buyer shall not contact any non-management employee, supplier to or customer of the Company and its Subsidiaries; provided that the identity of such suppliers and customers shall have been made available to Buyer and provided further that such restrictions shall not apply to any suppliers or customers with which Buyer has a relationship as of the date hereof so long as such contact relates solely to such current relationship and not the Company or its Subsidiaries.
          (b) All information provided or obtained by Buyer heretofore or hereafter, including pursuant to clause (a) above, shall be held in confidence by Buyer in accordance with and subject to the terms of the Confidentiality Agreement, dated April 24, 2007, between Buyer and the Company (the “Confidentiality Agreement”). The parties hereby agree that, notwithstanding anything to the contrary contained in the Confidentiality Agreement, the terms of the Confidentiality Agreement shall survive from the date hereof until the Closing and shall terminate at the Closing. The parties hereby further agree that, in the event this Agreement is terminated prior to Closing for any reason, the term of the Confidentiality Agreement shall be extended until the later of the original expiration date and the date two years after the termination of this Agreement.
     Section 7.2 Registrations, Filings and Consents.
          (a) Subject to the Company’s and Buyer’s additional obligations under paragraphs (b) and (c) below, the Company, the Sellers and Buyer will cooperate and use reasonable best efforts to make, on a timely basis, all registrations, filings and applications, to give all notices and to obtain any governmental transfers, approvals, orders, qualifications and waivers necessary for the consummation of the transactions contemplated hereby, including any notifications required to be made with the OIR pursuant to the Florida HMO Statutes or any other Governmental Authority. Buyer shall pay all fees associated with such registrations, filings, applications, notices, transfers, approvals, orders, qualifications and waivers, including all fees payable in connection with the HSR Filing (as defined below).
          (b) The Company and Buyer shall duly file with the FTC and the Antitrust Division the notification and report form (the “HSR Filing”) required under the HSR Act with respect to the transactions contemplated hereby no later than the tenth Business Day following the date hereof. The HSR Filing shall be in substantial compliance with the requirements of the HSR Act. Each party shall cooperate with the other party to the extent necessary to assist the other party in the preparation of its HSR Filing, to request early termination of the waiting period required by the HSR Act and, if requested, use its reasonable best efforts to certify as soon as practicable their substantial compliance with any requests for additional information or documentary material that may be made under the HSR Act. Each of Buyer and the Company shall as promptly as practicable comply with the laws and regulations of any other Governmental Authority that are applicable to any of the transactions contemplated by this Agreement and pursuant to which any consent, approval, order or authorization of, or registration, declaration or filing with such Governmental Authority is necessary, but in no event shall each of the Company and Buyer make any necessary initial filings, notifications, reports, registrations or declarations with any such Governmental Authority or take any initial action required by such Governmental Authority later than the tenth Business Day following the date hereof. Buyer and the Company shall furnish to each other all such information as is necessary to prepare any such registration, declaration or filing. Buyer and the Company shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, any Governmental Authority with respect to the transactions contemplated by this Agreement. Buyer and the Company shall provide each other with copies of all filings made by such party with any Governmental Authority or any other information supplied by Buyer to a Governmental Authority in connection with this Agreement and the transactions contemplated hereby and thereby; provided, however, that materials may be redacted (i) to remove references concerning the valuation of the Company and its Subsidiaries and (ii) as necessary to comply with applicable law or contractual arrangements.
          (c) (i) Each of Buyer, each Seller and the Company agrees that it will, if necessary to enable such parties to consummate the transactions contemplated by this Agreement, defend against any suits, actions or proceedings, judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby or thereby, including by seeking to vacate or reverse any temporary restraining order, preliminary injunction or other legal restraint or prohibition entered or imposed by any court or other Governmental Authority that is not yet final and nonappealable; and (ii) Buyer agrees that it shall make an offer to and enter into an agreement with the FTC, the Antitrust Division and/or any other Governmental Authority to undertake behavioral commitments or divest and hold separate pending such divestiture, any and all assets and operations of the Company and its Subsidiaries (and/or approximately equivalent assets or businesses of Buyer) as are necessary to prevent the commencement of any action or proceeding seeking, and/or prevent the entry of, or effect the dissolution of, a decree, restraining or other order and/or preliminary or permanent injunction preventing the consummation, in whole or in part, of the transactions contemplated by this Agreement and to permit the Sellers, the Company and Buyer to otherwise fully consummate the transactions contemplated by this Agreement and the Closing; provided, however, that nothing in this Section 7.2(c) will require Buyer to enter into an agreement with the FTC, the Antitrust

Division or any other Government Authority to undertake behavioral commitments or divestitures that would be material to the business of either Buyer and its Subsidiaries or the Company and its Subsidiaries. Without limitation of the foregoing, the Company, the Sellers, Buyer and their respective Affiliates shall not extend any waiting period under the HSR Act or any non-United States foreign antitrust merger control laws or enter into any agreement with any Governmental Authority not to consummate the transactions contemplated by this Agreement, except with the prior written consent of the other parties hereto.
          (d) Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 7.2 shall limit a party’s right to terminate this Agreement pursuant to Article X so long as such party has up to the date of such termination complied in all material respects with its obligations under this Section 7.2.
     Section 7.3 Conduct of Business
          (a) Prior to the Closing, and except as (A) otherwise contemplated by this Agreement, (B) required by applicable law (including any requirements of the state of Florida and/or the OIR), (C) set forth on Section 7.3 of the Disclosure Letter or (D) consented to or approved by Buyer (which consent or approval shall not be unreasonably withheld or delayed), the Sellers and the Company covenant and agree that they shall, and shall cause the Company’s Subsidiaries to, operate the business of the Company and its Subsidiaries only in the ordinary course in substantially the same manner as previously conducted and use commercially reasonable efforts to preserve the Company Property, business and relationships with suppliers, employees and customers of the Company and its Subsidiaries and shall not, other than in the ordinary and usual course of business and subject to clauses (A) through (D) above, undertake any of the following with respect to the Company and its Subsidiaries:
          (i) authorize or effect any amendment to or change the Organizational Documents of the Company or its Subsidiaries;
          (ii) issue or authorize issuance of any Equity Interests, or grant any options, warrants, or other rights to purchase or obtain any of its Equity Interests or issue, sell or otherwise dispose of any of its Equity Interests;
          (iii) create any Encumbrance on the assets of the Company and its Subsidiaries or incur any Indebtedness;
          (iv) other than as provided by Section 7.14(b), enter into any lease of real or personal property or any renewals thereof involving a rental obligation exceeding $50,000 per annum per any such lease, and $100,000 per annum in the aggregate;
          (v) except as may be required by applicable Law or any Contracts existing as of the date hereof, increase the rate of compensation or the benefits payable to any of the Employees;
          (vi) make any new commitment or increase any previous commitment for capital expenditures for the business of the Company and its Subsidiaries in an amount exceeding $200,000 per any such capital expenditure, and $400,000 in the aggregate;
          (vii) waive or permit the loss of any right of substantial value, cancel any material debt or claim or voluntarily suffer any material extraordinary loss;
          (viii) make any changes to their accounting principles or practices, other than as may be required by applicable law or GAAP;
          (ix) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or collection of assets constituting all or substantially all of a business or business unit or make any investment in any Person that is material to the Company and its Subsidiaries, taken as a whole;
          (x) authorize or adopt a plan of liquidation or dissolution;
          (xi) (a) declare or pay dividends or make other distributions in respect of any Equity Interest, (b) adjust, split, combine or reclassify any Equity Interests (c) issue, sell, pledge or otherwise transfer any Equity Interests or any other securities convertible into Equity Interests, or (d) purchase redeem or otherwise acquire capital stock or other equity interests of another Person (other than Carefree);
          (xii) enter into any new line of business;
          (xiii) enter into a settlement or compromise of any pending or threatened claims, litigation, arbitrations or other proceedings if such settlement or compromise (a) involves payments by or to the Company or any of its Subsidiaries of more than $500,000 in the aggregate or (b) involves a consent to material non-monetary relief of the Company or its Subsidiaries;
          (xiv) amend, in any material respect, or terminate any Material Contract; or
          (xv) agree to take any of the actions prohibited by the foregoing clauses (i) through (xiv).
          (b) Prior to the Closing, and except as (A) otherwise contemplated by this Agreement, (B) required by applicable law (including any requirements of the state of Florida and/or the OIR), (C) set forth on Section 7.3 of the Disclosure Letter or (D) consented to or approved by Buyer (which consent or approval shall not be unreasonably withheld or delayed), the Sellers and the Company covenant and agree that they shall, and shall cause the Company’s Subsidiaries to, use their commercially reasonable efforts to cause Carefree to operate the business of Carefree only in the ordinary and usual course consistent with past practices.
     Section 7.4 Publicity. Buyer, the Sellers and the Company agree to communicate with each other and cooperate with each other prior to any public disclosure of the transactions contemplated by this Agreement. Buyer, the Sellers and the Company agree that no public release or announcement concerning the terms of the transactions contemplated by this Agreement shall be issued by any party without the prior consent of Buyer, the Sellers and the Company, except as such release or announcement, upon the advice of outside counsel, may be required by applicable law, in which case the party required to make the release or announcement, to the extent practicable after using commercially reasonable efforts to avoid such disclosure, shall allow the other parties reasonable time to comment on such release or announcement in advance of such issuance.
     Section 7.5 Director and Officer Liability; Indemnification.
          (a) Following the Closing, Buyer shall and shall cause its Subsidiaries to take any necessary actions to provide that all rights to indemnification and all limitations on liability existing in favor of any current or former officers, directors, managers or employees of any of the Company and its Subsidiaries (or their respective predecessors) (collectively, the “Company Indemnitees”), as provided (i) in the Organizational Documents of any of the Company and its Subsidiaries in effect on the date of this Agreement, (ii) in any agreement providing for indemnification by the Company or its Subsidiaries of any of the Company Indemnitees in effect on the date of this Agreement and which is set forth on Section 7.5 of the Disclosure Letter or (iii) under applicable law, shall survive the consummation of the transactions contemplated by this Agreement and continue in full force and effect on equal or more favorable terms (including, at the option of Buyer, in new indemnity agreements) and be honored by the Company and its Subsidiaries after the Closing; provided, that such indemnification shall be subject to limitations imposed from time to time by applicable law. Buyer further agrees to assume or cause the Company or its Subsidiaries to comply with the indemnification and continuing insurance obligations of the Company or such Subsidiary under each of the agreements set forth on Section 7.5 of the Disclosure Letter or provide for new insurance agreements with at least the same level of protection. Without the prior written consent of such Company Indemnitee, Buyer shall not and shall cause its Subsidiaries not to settle any matter for which it or they are providing indemnification to any Company Indemnitee other than any settlement exclusively requiring the payment of monetary damages to be paid entirely by or on behalf of the indemnifying party. Notwithstanding anything herein to the contrary and for avoidance of doubt, Buyer and its Affiliates shall have no obligation under this Agreement to indemnify any Company Indemnitee with respect to matters for which Buyer would be entitled to indemnification under Article IX.
          (b) For six years from the Closing, Buyer shall cause to be maintained in effect for the benefit of the Company’s directors and officers an insurance and indemnification policy with an insurer with a Standard & Poor’s rating of at least “A” that provides coverage for acts or omissions occurring prior to the Closing (the “D&O Insurance”) covering each such person currently covered by the officers’ and directors’ liability insurance policies held by or for the benefit of the Company on terms with respect to coverage and in amounts no less favorable than those of the Company’s directors’ and officers’ insurance policy in effect on the date of this Agreement; provided, that the Company and its Subsidiaries shall not be obligated to pay annual premiums for such D&O Insurance in excess of 300% of the current annual premiums paid by the Company for such insurance, in which case, Buyer shall cause the Company and its Subsidiaries to obtain as much coverage as possible under substantially similar policies for such maximum amount in aggregate premiums.

          (c) Notwithstanding anything herein to the contrary, if any action or claim (whether arising before, at or after the Closing) is made against any person covered by the D&O Insurance on or prior to the sixth anniversary of the Closing, the provisions of this Section 7.5 shall continue in effect until the final disposition of such action or claim.
          (d) In the event that the Company or Buyer or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company or Buyer, as the case may be, shall succeed to the obligations set forth in this Section 7.5.
          (e) The obligations of Buyer under this Section 7.5 shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 7.5 applies without the express written consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 7.5 applies shall be third party beneficiaries of this Section 7.5).
     Section 7.6 Consents. Buyer acknowledges that certain consents and waivers with respect to the transactions contemplated by this Agreement may be required from parties to the Contracts listed in the Disclosure Letter and that such consents and waivers, other than with respect to Material Consents, may not have been obtained. Buyer agrees that the Sellers shall not have any liability whatsoever to Buyer arising out of or relating to the failure to obtain any such non-material consents or waivers. Buyer further agrees that no representation, warranty or covenant of the Sellers contained herein shall be breached or deemed breached, and no condition shall be deemed not satisfied, as a result of (a) the failure to obtain any such non-material consent or waiver or (b) any lawsuit, action, proceeding or investigation commenced or threatened by or on behalf of any person arising out of or relating to the failure to obtain any such non-material consent or waiver. Prior to the Closing, the Sellers shall, and shall cause the Company and its Subsidiaries to use commercially reasonable efforts to obtain any such consents and waivers; provided, however, that such efforts shall not include any requirement of the Sellers or any of their Affiliates (including the Company and its Subsidiaries) to expend money, commence, defend or participate in any litigation, incur any obligation in favor of, or offer or grant any accommodation (financial or otherwise) to, any third party.
     Section 7.7 Termination of Agreements.
     On and as of the Closing, except as set forth in Section 7.7 of the Disclosure Letter, all Contracts between any of the Company and its Subsidiaries, on the one hand, and the Sellers or any of their Affiliates, on the other hand (the “Terminating Contracts”), shall be terminated as between them without any further force and effect, and there shall be no further obligations of any of the relevant parties thereunder following the Closing. Buyer agrees to take, and to cause its Subsidiaries to take, and the Sellers’ Representative agrees to take, and to cause its Affiliates to take, any action following the Closing that would be required to give effect to the termination of the Terminating Contracts.

     Section 7.8 Tax Matters.
          (a) Certain Tax Agreements. As of the Closing, all Tax indemnification agreements and Tax sharing agreements between the Company or its Subsidiaries shall be terminated and, after the Closing, the Company and its Subsidiaries shall have no further rights or obligations under any such Tax indemnification agreement or Tax sharing agreement.
          (b) Tax Indemnification. The Sellers shall be responsible for, and shall indemnify Buyer, the Company and Affiliates thereof, severally and not jointly, for any Pre-Closing Tax Deficiency (net of any Tax Benefit inuring to Buyer, the Company and Affiliates thereof on account of such Pre-Closing Tax Deficiency).
          (c) Filing of Tax Returns; Tax Refunds. The Company shall prepare and file or otherwise furnish in proper form to the appropriate Governmental Authority, or cause to be prepared and filed or so furnished in a timely manner (taking into account timely and valid extensions) all Tax Returns relating to the Company and its Subsidiaries. With regards to income Tax Returns relating to Pre-Closing Tax Periods and Straddle Periods that are due following the Closing, the Company shall provide the Sellers’ Representative with drafts of such completed Tax Returns at least twenty (20) days prior to the due date thereof for the Sellers’ Representative’s review and approval which approval shall not be unreasonably withheld or delayed. The Company shall make revisions to such Tax Returns as are reasonably requested by the Sellers’ Representative, subject to the requirements of applicable law. The Sellers shall be entitled to any refunds or credits (including interest paid therewith) received in respect of any Pre-Closing Taxes.
          (d) Tax Audits. The Sellers’ Representative shall control the conduct of any audit, examination or other proceeding relating in whole or in part to any Pre-Closing Tax (a “Tax Claim”) with respect to any Pre-Closing Tax Period. The Company and the Sellers’ Representative shall jointly control the conduct of Tax Claims with respect to any Straddle Period. The Company shall control the conduct of Tax Claims for any Post-Closing Tax Period. No Tax Claim for a Pre-Closing Tax Period or a Straddle Period shall be settled without the written consent of the Sellers’ Representative and of the Company, which consents shall not be unreasonably withheld or delayed. No Tax Claim for a Post-Closing Tax Period for which the Sellers may be liable pursuant to Section 7.8(b) shall be settled by the Company without the written consent of the Sellers’ Representative, which consent shall not be unreasonably withheld or delayed.
          (e) Assistance and Cooperation. Following the Closing Date, the Sellers’ Representative, on the one hand, and Buyer and the Company and its Subsidiaries, on the other hand, shall (and shall cause their respective Affiliates to):
          (i) cooperate fully in responding to any inquiries from or preparing for any audits of, or disputes with taxing authorities regarding, any Taxes or Tax Returns of the Company or its Subsidiaries;
          (ii) make available to the other party or parties, as the case may be, as reasonably requested, all information in its possession relating to any of the Company and its Subsidiaries which may be relevant to any Tax Return, Tax Claim or to any taxing authority as reasonably requested by the Sellers’ Representative or the Company; and
          (iii) timely sign and deliver such certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce), or file Tax Returns or other reports with respect to, Taxes.
          (f) Transfer Taxes. One-half of all Transfer Taxes, if any, incurred in connection with the consummation of the transactions contemplated by the Agreement shall be paid by Buyer when due and one-half of all such Transfer Taxes shall be paid by the Sellers when due.
          (g) Adjustment to Purchase Price. Unless otherwise required by a final determination of a Governmental Entity, the parties shall treat all payments made pursuant to this Agreement after the Closing as adjustments to the Purchase Price, except to the extent any such payment is classified as interest under applicable Tax law.
     Section 7.9 Employee Matters.
          (a) Benefits and Compensation. Buyer shall cause the Company and its Subsidiaries to continue to employ substantially all individuals who are Employees of the Company or its Subsidiaries on the Closing Date, including Employees not actively at work due to injury, vacation, military duty, disability or other leave of absence (the “Affected Employees”), in each case on an at will basis as of the Closing Date. Each Affected Employee shall be entitled to participate in the Buyer Plans or employee benefit plans sponsored by Buyer for the location of Affected Employees on the same basis as similarly situated employees of Buyer, subject to satisfaction of the applicable terms and conditions of participation of each of the Buyer Plans.
          (b) 401(k) Rollover. Notwithstanding any other provision contained in this Agreement, Buyer may elect, upon written notice to the Company prior to the Closing, to have the Company, contingent upon the consummation of the Closing, terminate the Company 401(k) Plan, effective immediately prior to the Closing. In such event, Buyer will, and will cause Buyer’s 401(k) Profit Sharing Plan and Trust (the “Buyer’s 401(k) Plan”) to accept the direct rollover, as selected by each Affected Employee, of that portion of the Affected Employees’ accounts in the Florida Health Plan Administrators, LLC Retirement Savings Plan and Trust (the “Company 401(k) Plan”) that constitutes an “eligible rollover distribution” as that term is defined by section 402(c)(4) of the Code, provided that at the time an Affected Employee elects such a rollover that Affected Employee is employed by Buyer. Any such rollover will be effected in cash from the Company 401(k) Plan to the Affected Employee electing such rollover. Buyer and the Sellers will, and will cause the trustees of their respective 401(k) plans to, cooperate with each other with respect to the rollover of the eligible rollover distribution portions of the Affected Employees’ account balances in the Company 401(k) Plan to Buyer’s 401(k) Plan.
          (c) Service Credit. Each Affected Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, for all purposes (including vesting, eligibility to participate and level of benefits) under the employee benefit plans of Buyer providing benefits to any Employees after the Effective Time (the “Buyer Plans”) to the extent permitted under ERISA and by any applicable insurer, provided that the foregoing shall not apply with respect to benefit accrual under any defined benefit pension plan or to the extent that its application would result in a duplication of benefits with respect to the same period of service.
          (d) Pre-Existing Conditions; Out of Pocket Costs. Without limiting the generality of the foregoing, for purposes of each Buyer Plan providing medical, dental, pharmaceutical or vision benefits to any Affected Employee, Buyer shall cause all pre-existing condition exclusions and actively-at-work requirements of such Buyer Plan to be waived for such Affected Employee and his or her covered dependents, unless such conditions had not been satisfied or waived under the analogous Company Plans in which such Affected Employee participated immediately prior to the Effective Time. In addition, Buyer and each Buyer Plan shall credit any eligible expenses incurred by such Affected Employee and his or her covered dependents during the portion of the plan year of each Company Plan ending on the date such Affected Employee begins to participate in the corresponding Buyer Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to that Affected Employee and his or her covered dependents as if such amounts had been paid in accordance with such Buyer Plan, to the extent permitted under ERISA and by any applicable insurer.
          (e) Defined Benefit Pension Plan. The Sellers shall retain responsibility for final termination of the Company’s defined benefit pension plan, the terminal funding thereof, and satisfaction of all filing and regulatory requirements, including but not limited to those required by the Pension Benefit Guaranty Corporation, U.S. Department of Labor and Internal Revenue Service.
     Section 7.10 Disclosure; Investigation. Buyer acknowledges and agrees that the Sellers and the Company have not made, do not make and specifically negate and disclaim any representations, warranties, promises, covenants, agreements or guaranties of any kind or character whatsoever, whether express or implied, oral or written, past, present, or future, of, except as (and solely to the extent) specifically set forth in this Agreement.
     Section 7.11 Further Assurances. At any time after the date hereof, the Company and Buyer shall promptly execute, acknowledge and deliver any other assurances or documents reasonably requested by Buyer or the Company, as the case may be, and necessary for Buyer or the Company, as the case may be, to satisfy its obligations hereunder.
     Section 7.12 Certain Transactions. Buyer shall not, and shall not permit any of its Affiliates to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any Person that owns or operates a managed care plan with material market share in Broward County and Dade County, Florida, other than a Person whose securities are publicly traded, if the entering into of a definitive agreement relating to or the consummation of such acquisition, merger or consolidation would reasonably be expected to impose any material risk that the transactions contemplated by this Agreement will not be consummated by the Termination Date.

     Section 7.13 Non-Compete.
          (a) Each Seller covenants and agrees that it will not, and will cause its controlled Affiliates and Representatives (on behalf of a Seller) not to, without the prior written consent of Buyer, engage, directly or indirectly, in the business of owning, operating, underwriting, administering or managing a health maintenance organization, preferred provider product, network rental arrangement, health insurance product, or other form of health benefit plan, including direct customer contracting in the State of Florida (a “Competing Business”) for a period of three (3) years following the Closing Date.
          (b) For a period of eighteen (18) months following the Closing Date, neither the Sellers nor any of their controlled Affiliates shall employ any individual, other than Jack Greenman or Chase Martin Scott, who is party to an employment agreement between the Company or any of its Subsidiaries and such individual as of the date of this Agreement. For a period of six (6) months following the Closing Date, neither the Sellers nor any of their controlled Affiliates shall employ Jack Greenman or Chase Martin Scott in a manner that would interfere with the provision by Mr. Greenman or Mr. Scott of services to the Company during regular business hours.
          (c) Nothing contained herein shall limit the right of any Seller, its Representatives (on behalf of such Seller) or its controlled Affiliates to:
          (i) maintain any ownership interest of five percent (5%) or less of the outstanding equity securities of any publicly traded corporation;
          (ii) sponsor, underwrite, and provide health benefit plans for such Seller’s or its Affiliates’ employees;
          (iii) directly or indirectly acquire any Person so long as a Competing Business constituted, at the time of such acquisition, less than 40% of the revenue of such Person, provided that the Sellers dispose of such Competing Business within twelve months after the closing date of such acquisition; or
          (iv) to continue operating the businesses set forth on Section 7.13 of the Disclosure Letter.
          (d) Each Seller acknowledges that the foregoing covenant not to compete is in consideration for the attendant benefits to be derived by such Seller under this Agreement that the covenant not to compete set forth herein is reasonable in time and scope, necessary to protect the legitimate business interests of Buyer and a material inducement to Buyer to enter into this Agreement. Accordingly, in the event of the breach or threatened breach of such covenant, Buyer shall be entitled to seek injunctive relief, in addition to any other rights it may have at law or in equity, without the posting of bond or other surety.
     Section 7.14 Carefree and Sunrise Facility.
          (a) Prior to the Closing, the Company shall purchase all outstanding Equity Interests of Carefree owned beneficially and of record by Chase Martin Scott, thereby becoming the sole record holder of such Equity Interests of Carefree free and clear of all Encumbrances. In connection with the acquisition of such Equity Interests of Carefree, the Company (i) shall obtain the consent of all stockholders of Carefree to such purchase, (ii) shall cause Carefree’s bylaws and any stockholder agreements to which such Equity Interests are subject to be amended to provide that the Company shall be entitled to designate a majority of the Board of Directors of Carefree, and (iii) except as provided in subsection (ii) above, without the prior written consent of Buyer, shall not enter into any Contract with Carefree or any of its stockholders providing for the payment or performance of obligations by the Company or any of its Subsidiaries following the Closing.
          (b) Prior to the Closing, the Company shall enter into a lease with an Affiliate of the Sellers for the office space currently occupied by the Company in Sunrise, Florida. Such lease shall contain the terms set forth on Exhibit D hereto and otherwise shall be on commercially reasonable terms.
     Section 7.15 Notification of Certain Matters.
          (a) The Sellers and the Company shall give prompt written notice to Buyer of: (i) any inaccuracy of any representation or warranty contained in this Agreement of which the Company has Knowledge that would reasonably be expected to cause the condition set forth in Section 8.1(a) not to be satisfied, (ii) the failure of either of the Sellers or the Company to comply with in any material respect or satisfy in any material respect any covenant to be complied with by it hereunder, (iii) any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement and (iv) any written notice or other written communication from any Governmental Authority in connection with the transactions contemplated by this Agreement. No such notification shall affect the representations or warranties of the parties or the conditions to their respective obligations hereunder.
          (b) Buyer shall give to the Sellers and the Company prompt written notice of: (i) any inaccuracy of any representation or warranty contained in this Agreement of which the Buyer has Knowledge that would reasonably be expected to cause the condition set forth in Section 8.1(b) not to be satisfied, (ii) the failure of Buyer to comply with in any material respect or satisfy in any material respect any covenant to be complied with by it hereunder, (iii) any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement and (iv) any written notice or other written communication from any Governmental Authority in connection with the transactions contemplated by this Agreement. No such notification shall affect the representations or warranties of the parties or the conditions to their respective obligations hereunder.
     Section 7.16 Non-Negotiation. In consideration of the substantial expenditure of time, effort and expense undertaken by Buyer in connection with its due diligence review and the preparation and negotiation of this Agreement, from and after the date of this Agreement until the earlier of the termination of this Agreement in accordance with Article X or the Closing, so long as Buyer is not in material breach of this Agreement, each of the Sellers and the Company agrees that it will not, and it will cause its respective controlled Affiliates, stockholders, members, directors, officers, employees, representatives and other agents (or Persons performing similar functions to the foregoing) not to, directly or indirectly, (a) solicit, initiate, or encourage any Acquisition Proposal, (b) engage in negotiations or discussions concerning, or provide any non-public information to any person or entity (other than customers, suppliers and lenders in the ordinary course of business) in connection with, any Acquisition Proposal or (c) agree to, approve, recommend or otherwise endorse or support any Acquisition Proposal. Each of the Sellers and the Company shall (and shall cause each of its respective Affiliates to) immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. Each of the Sellers and/or the Company will promptly advise Buyer of the terms of any written communications it may receive that includes any Acquisition Proposal.
     Section 7.17 Interim Financial Statements. From the date hereof until the Closing or the earlier termination of this Agreement, the Company shall provide Buyer with those monthly financial statements of the Company prepared in the ordinary and usual course of business, consistent with past practices, including those required to be filed with the OIR, such financial statements to be provided within two (2) Business Days after being prepared internally or filed with the OIR, as applicable.
ARTICLE VIII
CONDITIONS TO THE PURCHASE AND SALE
     Section 8.1 Conditions to the Purchase and Sale Relating to Buyer.
     The obligation of Buyer at the Closing to consummate the transactions contemplated hereby shall be subject to the satisfaction or waiver by Buyer on or prior to the Closing Date of each of the following conditions:
          (a) (i) Each of the representations and warranties of the Company and of the Sellers, as the case may be, contained in Section 4.3 and Section 5.2 shall be true and correct in all respects; (ii) each of the representations and warranties of the Company and of the Sellers, as the case may be, contained in Section 4.1 and Section 5.1 (A) to the extent qualified by materiality, shall be true and correct in all respects and (B) to the extent not qualified by materiality, shall be true and correct in all material respects; and (iii) each of the remaining representations and warranties of the Company and of the Sellers, as the case may be, contained in this Agreement, and the covenants of the Company and the Sellers contained in Section 7.3, (A) to the extent qualified by materiality, shall be true and correct, or shall have been duly performed, and (B) to the extent not qualified by materiality, shall be true and correct, or shall have been duly performed, in all material respects, in each case when made and as of the Closing Date, with the same effect as though such representations and warranties had been made on and as of the Closing Date, except (1) that representations and warranties that are made as of a specific date need be true and correct only as of such date; (2) as contemplated or permitted by this Agreement to change between the date of this Agreement and the Closing Date; and (3) with respect to subsection (iii) above, for breaches and inaccuracies which would not, individually or in the aggregate, adversely affect the businesses of the Company and its Subsidiaries, taken as a whole, in any material manner.

          (b) Each of the covenants of the Company and the Sellers, other than the covenants in Section 7.3, to be performed on or prior to the Closing Date shall have been duly performed in all material respects or, if the Company and the Sellers, shall have failed to so perform such obligations or comply with such covenants, such failures shall have been cured.
          (c) Buyer shall have been furnished with a certificate of an authorized officer of the Company, dated as of the Closing Date, certifying that the conditions contained in Sections 8.1(a) and 8.1(b) have been fulfilled.
          (d) There shall not have been issued and be in effect any order, decree or judgment of any court or tribunal of competent jurisdiction that makes the consummation of the purchase and sale of the Company and its Subsidiaries illegal except where the applicable order, decree or judgment is not reasonably likely to adversely affect the business of the Company and its Subsidiaries, taken as a whole, in any material manner.
          (e) (i) The waiting period required by the HSR Act, and any agreement with the FTC and/or the Antitrust Division not to consummate the transactions contemplated by this Agreement, shall have expired or been terminated and (ii) any material consents, approvals, authorizations or actions of or by any Governmental Authority set forth on Section 8.1(e) of the Disclosure Letter and required to be obtained in order to consummate the transactions contemplated by this Agreement shall have been obtained (explicitly or by expiry of the applicable waiting period).
          (f) No Material Adverse Effect shall have occurred since the date of this Agreement and exist on the Closing Date.
     Section 8.2 Conditions to the Purchase and Sale Relating to the Sellers.
     The obligation of the Company and the Sellers at the Closing to consummate the transactions contemplated hereby shall be subject to the satisfaction or waiver by the Company and the Sellers on or prior to the Closing Date of each of the following conditions:
          (a) Each of the representations and warranties of Buyer contained in this Agreement (i) to the extent qualified by materiality, shall be true and correct and (ii) to the extent not qualified by materiality, shall be true and correct in all material respects when made and as of the Closing Date, with the same effect as though such representations and warranties had been made on and as of the Closing Date, except (A) that representations and warranties that are made as of a specific date need be true and correct in all material respects only as of such date and (B) as contemplated or permitted by this Agreement to change between the date of this Agreement and the Closing Date.
          (b) Each of the covenants of Buyer to be performed on or prior to the Closing Date shall have been duly performed in all material respects or, if Buyer shall have failed to so perform such obligations or comply with such covenants, such failures shall have been cured.
          (c) The Sellers shall have been furnished with a certificate of an authorized officer of Buyer, dated as of the Closing Date, certifying to the effect that the conditions contained in Sections 8.2(a) and 8.2(b) have been fulfilled.

          (d) There shall not have been issued and be in effect any order, decree or judgment of any court or tribunal of competent jurisdiction that makes the consummation of the purchase and sale of the Company and its Subsidiaries illegal except where the applicable order, decree or judgment is not reasonably likely to adversely affect the business of the Company and its Subsidiaries, taken as a whole, in any material manner.
          (e) (i) The waiting period required by the HSR Act, and any agreement with the FTC and/or the Antitrust Division not to consummate the transactions contemplated by this Agreement, shall have expired or been terminated and (ii) any material consents, approvals, authorizations or actions of or by any Governmental Authority set forth on Section 8.2(e) of the Disclosure Letter and required to be obtained in order to consummate the transactions contemplated by this Agreement shall have been obtained (explicitly or by expiry of the applicable waiting period).
ARTICLE IX
INDEMNIFICATION
     Section 9.1 Survival of Representations and Warranties. Except to the extent a different period is expressly set forth herein, the representations and warranties and covenants (to the extent such covenants relate to the performance of obligations prior to the Closing) in this Agreement shall survive the Closing and shall terminate on the date which is twelve (12) months after the Closing Date (the “Survival Period Termination Date”). Notwithstanding the foregoing, the representations and warranties contained in Sections 4.1, 4.3, 5.1 and 5.2 (the “Fundamental Representations”) shall survive until the expiration of the applicable statute of limitations. The covenants contained in this Agreement which relate to the performance of obligations after the Closing shall survive the Closing for the periods contemplated by their terms. No claim for indemnification hereunder for breach of any representations and warranties or covenants may be made after the expiration of the applicable survival period; provided that any representation and warranty in respect of which indemnity may be sought under Section 9.2 or under Section 9.3, and the indemnity with respect thereto, shall survive (with respect to any claim that has been made) the time at which it would otherwise terminate pursuant to this Section 9.1 if notice of a claim of breach or potential breach thereof giving rise to such right or potential right of indemnity shall have been given pursuant to the procedures set forth in this Article IX to the Person against whom such indemnity may be sought prior to such time.
     Section 9.2 Indemnification for the Benefit of Buyer.
          (a) Subject to the provisions of this Article IX, from and after the Closing, the Sellers shall, severally and not jointly, with respect to the representations and warranties contained in Article V, and jointly and severally, for all other purposes, indemnify, defend and hold harmless Buyer and its Affiliates (the “Buyer Indemnified Parties”) from and against any and all claims, demands, suits, proceedings, judgments, losses, liabilities, damages, costs and expenses (including reasonable attorneys’ fees) (“Losses”) arising out of or resulting from: (i) any breach of any representation or warranty set forth herein by the Company or the Sellers or in any exhibit or certificate delivered by the Company or the Sellers hereunder; provided, however, that, without duplication, such Losses arising out of or resulting from any breach of the representations and warranties set forth in Section 4.18 shall be addressed exclusively in Section 7.8 and not pursuant to this Section 9.2(a), (ii) any nonfulfillment or breach of any covenant or agreement set forth herein by the Company or the Sellers or in any exhibit or certificate delivered by the Company or the Sellers hereunder, (iii) any Seller Transaction Expenses to the extent such are not paid out of the Closing Adjusted Price and (iv) Covered Matters (provided that the Sellers shall indemnify and hold harmless the Buyer Indemnified Parties for only 50% of the Losses arising out of or resulting from such Covered Matters); provided that no claims by the Buyer Indemnified Parties under clause (i) or, with respect to breaches of the covenants and agreements set forth in Section 7.3, clause (ii) above shall be so asserted and the Sellers shall have no liability or obligation to indemnify unless and until the aggregate amount of Losses that would otherwise be payable hereunder from the Escrow Amount exceeds on a cumulative basis an amount equal to $3,425,000.00 (the “Deductible”), and then only to the extent such Losses exceed the Deductible; and provided, further, that no individual claim for payment of a Loss may be made under clause (i) above or, with respect to breaches of the covenants set forth in Section 7.3, clause (ii) above unless such claim is an amount of $25,000 or greater. Notwithstanding the foregoing, claims asserted under clause (i) above for Losses arising from any nonfulfillment or breach of any of the Fundamental Representations shall not be subject to the Deductible and shall not otherwise count in determining if the Deductible has been met.
     (b) (i) The Buyer Indemnified Parties’ aggregate recovery for claims asserted under Section 9.2(a)(i) for Losses arising from any breach of any of the Fundamental Representations or claims asserted under Section 9.2(a)(ii) (other than any nonfulfillment or breach of any covenant or agreement set forth in Section 7.3 or Section 7.13) or Section 9.2(a)(iii) shall be limited to the Base Purchase Price (as finally determined, including all pre- and post-Closing adjustments).
          (ii) Except as set forth in Section 9.2(b)(i) above, the Buyer Indemnified Parties’ aggregate recovery for claims asserted under this Section 9.2 shall be limited to $34,250,000.00.
          (c) All payments made from the Escrow Account shall be treated by the parties as an adjustment to the proceeds received by the Sellers pursuant to Article III hereof.
          (d) (i) Except for the amount to which the Buyer Indemnified Parties, prior to the Survival Period Termination Date, previously made a claim (other than any claims related to the Covered Matters) pursuant to the procedures set forth in Article IX and for which the obligations to indemnify, if any, shall not have been satisfied from the Escrow Amount (the “Outstanding Escrow Claims”), title and all rights to the Escrow Amount shall automatically transfer to the Sellers, to the extent of their pro rata share on the Survival Period Termination Date, and (ii) Buyer shall take all actions reasonably necessary to cause the Escrow Agent to release the Escrow Amount less the amount of the Outstanding Escrow Claims to the Sellers on the Survival Period Termination Date (but in any event within five (5) business days). As soon as the Outstanding Escrow Claims are resolved pursuant to the procedures set forth in this Article IX, Buyer shall cause the Escrow Agent to release any remaining cash held by the Escrow Agent pursuant to the terms of the Escrow Agreement to the Sellers. For the avoidance of doubt, in the event any of the Covered Matters is not resolved as of the Survival Period

Termination Date, it shall not be considered an Outstanding Escrow Claim on the Survival Period Termination Date.
     Section 9.3 Indemnification by Buyer for the Benefit of the Sellers. Subject to the provisions of this Article IX, from and after the Closing, Buyer shall indemnify, defend and hold harmless the Sellers and their Affiliates (the “Seller Indemnified Parties”) from and against any and all Losses arising out of or resulting from: (a) any breach of any representation or warranty set forth herein by Buyer or in any exhibit or certificate delivered hereunder by Buyer and (b) any nonfulfillment or breach of any covenant or agreement set forth herein by Buyer or in any exhibit or certificate delivered hereunder by Buyer. The aggregate liability of Buyer to the Seller Indemnitees for Losses arising under this Section 9.3 shall be limited to an amount equal to the Base Purchase Price (as finally determined, including all pre- and post-Closing adjustments).
     Any indemnification of the Seller Indemnified Parties pursuant to this Section 9.3 shall be effected by wire transfer of immediately available funds to an account designated by the Sellers’ Representative within fifteen (15) days after the determination thereof.
     Section 9.4 Method of Asserting Claims; Defense of Third Party Claims. Any Person making a claim for indemnification under Section 9.2 or Section 9.3 (an “Indemnitee”) shall notify the indemnifying party (an “Indemnitor”) and the Sellers’ Representative (on behalf of the Sellers), if applicable, of the claim in writing promptly after receiving written notice of any action, lawsuit, proceeding, investigation or other claim or demand against it (if by a third party), describing the claim or demand in reasonable detail, including the sections of this Agreement which form the basis for such claim or demand, the amount thereof (if known and quantifiable) and the basis thereof, along with copies of all written evidence thereof (a “Claim Notice”). Any Indemnitor shall be entitled to participate in the defense of such action, lawsuit, proceeding, investigation or other claim giving rise to an Indemnitee’s claim for indemnification at such Indemnitor’s expense (such expense subject to the limitations set forth in this Article IX), and, other than with respect to the Covered Matters, at its option shall be entitled to assume and control the defense thereof by appointing a reputable counsel reasonably acceptable to the Indemnitee to be the lead counsel in connection with such defense; provided that any Indemnitor shall continue to be entitled to assert any limitation on any claims contained herein and, for the avoidance of doubt, an election to assume the defense of such claim shall not be deemed to be an admission that the Indemnitor is liable to the Indemnitee in respect of such claim; provided, further, the Indemnitee shall be entitled to participate in (but not control) the defense of such claim and to employ counsel of its choice for such purpose; provided, however, that the fees and expenses of such separate counsel shall be borne by the Indemnitee. With respect to the Covered Matters, the Indemnitee shall assume and control the defense thereof by appointing a reputable counsel reasonably acceptable to the Indemnitor to be the lead counsel in connection with such defense; provided, the Indemnitor shall be entitled to participate in (but not control) the defense of such claim and to employ counsel of its choice for such purpose. If the Indemnitor shall control the defense of any claim then the Indemnitor shall be entitled to settle such claim; provided that, the Indemnitor shall obtain the prior written consent of the Indemnitee (which consent shall not be unreasonably withheld or delayed) before entering into any settlement of a claim or ceasing to defend such claim if, pursuant to or as a result of such settlement or cessation, injunctive or other equitable relief will be imposed against the Indemnitee or if such settlement does not expressly and unconditionally release the Indemnitee from all liabilities and obligations with respect to such claim, without prejudice except for payments that would be required to be paid by Buyer or its Subsidiaries representing the Deductible. The Sellers’ Representative (on behalf of the Sellers) shall act on behalf of all Indemnitors in the case of all claims with respect to which any of the Buyer Indemnified Parties is seeking indemnification from the Sellers under Section 9.2 (with each Seller responsible for its pro rata share of such costs and expenses to be paid from the Escrow Amount). In the event that it is ultimately determined that the Indemnitor is not obligated to indemnify the Indemnitee from and against any third party claim, the Indemnitee shall reimburse the Indemnitor for any and all costs and expenses (including without limitation, attorney’s fees and court costs) incurred by the Indemnitor in its defense of the third party claim. In the event that the Indemnitor declines to assume the defense of a claim, the Indemnitee shall not settle a claim or demand without the consent of the Indemnitor, which shall not be unreasonably withheld. To the extent the Indemnitor shall control or participate in the defense or settlement of any third party claim, the Indemnitee will give the Indemnitor and its counsel access to, during regular business hours, the relevant business records and other documents, and shall permit them to consult with the employees and counsel of the Indemnitee.
     Section 9.5 Determination of Loss Amount. The amount of any Loss subject to indemnification under Section 9.2 or Section 9.3 shall be calculated net of (i) any Tax Benefit inuring to the Indemnitee on account of such Loss, (ii) any insurance proceeds or any indemnity, contribution or other similar payment received by the Indemnitee from any third party with respect thereto (a “Collateral Source”) and (iii) any specific accruals or reserves (or overstatement of liabilities in respect of actual liability) included in the Financial Information. For purposes hereof, “Tax Benefit” shall mean any refund of Taxes paid or reduction in the amount of Taxes which otherwise would have been paid, in each case computed at the highest marginal tax rates applicable to the recipient of such benefit. The parties shall take and shall cause their Affiliates to take all reasonable steps to mitigate any Loss upon becoming aware of any event that would reasonably be expected to, or does, give rise thereto, including incurring costs only to the minimum extent necessary to remedy a breach that gives rise to the Loss. Indemnification under this Article IX shall not be available to Buyer or the Sellers, as the case may be, unless the party seeking indemnification under this Article IX first uses its reasonable best efforts to seek recovery from all Collateral Sources. The parties acknowledge and agree that no right of subrogation shall accrue or inure as a result of the provisions hereof to the benefit of any Collateral Source hereunder. The Indemnitor may require an Indemnitee to assign the rights to seek recovery pursuant to the preceding sentence; provided, that the Indemnitee will then be responsible for pursuing such recovery at its own expense. If the amount to be netted hereunder from any payment required under Section 9.2 or Section 9.3 is not received until after payment by the Indemnitor of any amount otherwise required to be paid to an Indemnitee pursuant to this Article IX, the Indemnitee shall repay to the Indemnitor, promptly after such receipt, any amount that the Indemnitor would not have had to pay pursuant to this Article IX had such receipt been made at the time of such payment. Buyer shall not make any claim for indemnification under this Article IX in respect of any matter that is fully taken into account in the calculation of any adjustment to the Base Purchase Price pursuant to Article II.
     Section 9.6 Sole Remedy/Waiver. The parties hereto acknowledge and agree that from and after the Closing the remedies provided for in this Agreement shall be the parties’ sole and exclusive remedy with respect to the subject matter of this Agreement. In furtherance of the foregoing, the parties hereby waive and release, to the fullest extent permitted by applicable law, any and all other rights, claims and causes of action (including rights of contribution, if any) known or unknown, foreseen or unforeseen, which exist or may arise in the future, that it may have against Sellers or any of their Affiliates, or Buyer or any of its Affiliates, as the case may be, arising under or based upon any national, federal, state or local statute, law, ordinance, rule, regulation or judicial decision (including, without limitation, any such statute, law, ordinance, rule, regulation or judicial decision relating to environmental matters, or warranty of title, or arising under or based upon any securities law, common law or otherwise). This Section 9.6 shall survive Closing.
     Section 9.7 No Consequential Damages. Notwithstanding anything to the contrary contained herein, no Indemnitor shall be liable to or otherwise responsible to any Indemnitee or any other Person for consequential, indirect, incidental, special, unforeseen, exemplary or punitive damages, including diminution of value, lost profits, loss of business reputation or opportunity, that arise out of or relate to this Agreement or the performance or breach thereof.
     Section 9.8 No Set-Off.
     Neither Buyer nor the Sellers shall have any right to set-off any Losses against any payments, or deduct from, holdback or otherwise reduce in any manner, any payments to be made by either of them pursuant to this Agreement or otherwise.
ARTICLE X
TERMINATION, AMENDMENT AND WAIVER
     Section 10.1 Termination. This Agreement may be terminated at any time prior to the Closing:
          (a) by written agreement of Buyer and the Sellers;
          (b) by either Buyer or the Sellers, by giving written notice of such termination to the other party, if the Closing shall not have occurred on or prior to February 28, 2008 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to Buyer or the Sellers, as the case may be, if the failure by Buyer, on the one hand, or the Sellers and the Company, on the other hand, respectively, to fulfill any obligation under this Agreement shall have been the cause or, or shall have resulted in, the failure of the Closing to occur on or prior to such date;
          (c) by the Sellers if any Governmental Authority with competent jurisdiction over a material portion of the assets of the Company and its Subsidiaries has initiated any suit, complaint, action or proceeding concerning the effects of the transactions contemplated by this Agreement under antitrust, competition, merger control or similar laws, rules or regulations and such suit, complaint, action or proceeding remains pending;
          (d) by either the Sellers or Buyer (provided that, in the case of a termination by Buyer, Buyer is in compliance with Section 7.2), upon written notice to the other, if any court of competent jurisdiction or other competent Governmental Authority, in each case with competent jurisdiction over a material portion of the assets of the Company and its Subsidiaries, shall have issued a statute, rule, regulation, order, decree or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such statute, rule, regulation, order, decree or injunction or other action shall have become final and nonappealable, unless the failure to consummate the Closing because of such action by a Governmental Entity shall be due to the failure of the party seeking to terminate this Agreement to have fulfilled any of its obligations under this Agreement; or
          (e) by the non-breaching party, by giving written notice of such termination to the other party, if, there has been a breach by such other party of any representation, warranty or covenant in this Agreement, which breach is the sole cause of the failure of the conditions in Article VIII to be satisfied, provided, however, that if such breach or failure to perform is curable, the non-breaching party may not terminate this Agreement under this Section 10.1(e).
     Section 10.2 Effect of Termination.
     In the event of the termination of this Agreement in accordance with Section 10.1 hereof, written notice thereof shall forthwith be given by the terminating party to the other parties hereto, and this Agreement shall thereafter become void and have no effect, and no party hereto shall have any liability to the other party hereto or their respective Affiliates, directors, officers or employees, except for the obligations of the parties hereto contained in this Section 10.2 and in Sections 7.1(b), 11.1, 11.2, 11.3, 11.4, 11.5, 11.8, 11.10, 11.11 and 11.12 hereof, and except that nothing herein will relieve any party from liability for any willful breach of any covenant set forth in this Agreement prior to such termination.
     Section 10.3 Amendment and Modification. This Agreement may only be amended or modified in writing, signed by the Company, the Sellers and Buyer, at any time prior to the Closing with respect to any of the terms contained herein.
     Section 10.4 Waiver. At any time prior to the Closing, either the Company and the Sellers or Buyer may (i) extend the time for the performance of any of the obligations or other acts of the other party hereto, (ii) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions of the other party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument executed by the party granting such extension or waiver. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.
ARTICLE XI
MISCELLANEOUS
     Section 11.1 Return of Information. If for any reason whatsoever the transactions contemplated by this Agreement are not consummated, Buyer shall upon request from the Company promptly return to the Company all books, records and documents (including all copies, if any, thereof) furnished by the Company, the Sellers, or any of their respective agents, employees, or representatives, and shall not use or disclose any confidential non-public information contained in such books, records or documents for any purpose or make such information available to any other entity or person.
     Section 11.2 Non-Solicitation. Buyer agrees that, if this Agreement is terminated in accordance with the terms hereof, the term set forth in Section 5 of the Confidentiality Agreement shall be extended for a period of eighteen (18) months from the date of such termination.
     Section 11.3 Expenses. Unless otherwise indicated in this Agreement and subject to Section 7.2(a), the parties shall bear their own respective expenses (including, without limitation, all compensation and expenses of counsel, financial advisors, consultants, actuaries and independent accountants) incurred in connection with the preparation and execution of this Agreement and consummation of the transactions contemplated hereby; provided, that if the transactions contemplated by this Agreement are completed, at the Closing the parties shall pay all Seller Transaction Expenses as directed by the Sellers out of the Closing Adjusted Price (and the associated reduction of the Closing Adjusted Price by the amount of such fees and expenses will be treated as an adjustment to the Closing Adjusted Price for tax and financial reporting purposes).
     Section 11.4 Assignment; No Third Party Rights. Except as provided in the following sentence or as consented to in writing by Buyer, the Sellers and the Company, this Agreement may not be assigned, whether by operation of law, sale of substantially all the assets of a party, or otherwise. Buyer may assign or delegate its rights, obligations or liabilities under this Agreement in whole or in part to a wholly-owned subsidiary of Buyer and Buyer shall be permitted to make a collateral assignment of this Agreement to any financial institution provided funding to Buyer in connection with the transactions contemplated hereby; provided, however, that in such event, (i) Buyer shall remain fully liable for the fulfillment of all such obligations and (ii) the Sellers and the Company incur no additional cost or obligation as a result of any assignment or delegation, including, by way of example and not by way of limitation, an assignment or delegation which would prevent any purchase from constituting a sale or transfer of a business or going concern or other similar disposition under any relevant laws or regulations. Any attempted assignment or delegation in contravention hereof shall be null and void. This Agreement shall be for the sole benefit of the parties hereto and their respective successors and permitted assigns and, except with respect to Section 7.5, is not intended to give any other Person any legal or equitable right, remedy or claim.
     Section 11.5 Entire Agreement. Except as otherwise contemplated herein, this Agreement (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties, with respect to the subject matter hereof (other than the Confidentiality Agreement); and (b) is not intended to confer upon any other Persons any rights or remedies hereunder. The parties acknowledge that each of Buyer, the Sellers and the Company participated in the drafting of this Agreement and agree that any rule of law or any legal decision that may or would require interpretation of any alleged ambiguities in this Agreement against the party that drafted it has no application and is expressly waived. In the event of a conflict or inconsistency between the terms of this Agreement (including the representations, warranties, covenants and indemnification provisions hereof) and the terms of any other documents delivered or required to be delivered in connection with the consummation of the transactions contemplated by this Agreement, the parties acknowledge and agree that the terms of this Agreement shall supersede such conflicting or inconsistent terms (including by way of illustration and not limitation, an instance where a warranty in a deed of transfer imposes, implicitly or explicitly, greater obligations on the grantor than are imposed by the terms of this Agreement) in such other documents and the terms of this Agreement shall define the rights and obligations of the parties and their respective officers, directors, employees, interest holders, stockholders and Affiliates with respect to the subject matter of such conflict or inconsistency.
     Section 11.6 Disclosure Letter. The inclusion of any matter in any section of the Disclosure Letter shall be deemed to be an inclusion for purposes of the representation and warranty to which it expressly applies, or any other representation or warranty to which its applicability is reasonably apparent, but inclusion thereon shall expressly not be deemed to constitute an admission by the Sellers, the Company or Buyer, as applicable, or otherwise imply that any such matter is material, has a Material Adverse Effect or creates a measure for, or further defines the meaning of, materiality or Material Adverse Effect and their correlative terms for the purposes of this Agreement. Certain matters disclosed in the Disclosure Letter are not believed to be material, and are not required to be disclosed pursuant to the terms of the representations and warranties in this Agreement. Such immaterial matters are disclosed for informational purposes only. No disclosure on any section of the Disclosure Letter relating to a possible breach or violation of any contract or law shall be construed as an admission or indication that a breach or violation exists or has actually occurred.
     Section 11.7 Counterparts. This Agreement and any amendments hereto may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall be considered one and the same instrument.
     Section 11.8 Section Headings. The section and paragraph headings contained in this Agreement are for reference purposes only and shall not in any, way affect the meaning or interpretation of this Agreement.
     Section 11.9 Notices. All notices hereunder shall be deemed given if in writing and delivered personally or sent by facsimile transmission or by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other addresses as shall be specified by like notice):
(a) if to the Sellers and the Company, to:
Steven M. Scott, M.D., and Rebecca J. Scott, as tenants by the entireties
c/o Florida Health Plan Administrators, LLC
1340 Concord Terrace
Sunrise, FL 33323
Attention:       Steven M. Scott, M.D.
                       Jack S. Greenman, CPA
                       Facsimile: (954) 839-1318

Rebecca J. Scott FHPA Trust
c/o Florida Health Plan Administrators, LLC
1340 Concord Terrace
Sunrise, FL 33323
Attention:       Steven M. Scott, M.D.
                       Jack S. Greenman, CPA
                       Facsimile: (954) 839-1318
Florida Health Plan Administrators, LLC
1340 Concord Terrace
Sunrise, FL 33323
Attention:       Steven M. Scott, M.D.
                       Jack S. Greenman, CPA
                       Facsimile: (954) 839-1318
With a copy (which shall not constitute notice) to:
Dechert LLP
Cira Centre
2929 Arch Street
Philadelphia, PA 19104-2808
Attention:       James A. Lebovitz, Esq.
                       Ian A. Hartman, Esq.
                       Facsimile: (215) 994-2510
(b) if to Buyer, to:
Coventry Health Care, Inc.
6705 Rockledge Dr., Suite 100
Bethesda, Maryland 20817
Attention: Drew Asher
Facsimile: (301) 493-0711
With a copy (which shall not constitute notice) to:
Bass, Berry & Sims PLC
AmSouth Center
315 Deaderick Street, Suite 2700
Nashville, Tennessee 37238
Attention: Bob F. Thompson
Facsimile: (615) 742-2762
and
Attention: Angela Humphreys
Facsimile: (615) 742-2718

     Any notice given by mail shall be effective when received. Any notice given by facsimile transmission shall be effective when the appropriate facsimile transmission acknowledgment is received.
     Section 11.10 Governing Law; Consent to Jurisdiction; Service of Process; Waiver of Jury Trial.
          (a) This Agreement shall be governed by and construed in accordance with the laws of the State of New York without reference to the choice of law principles thereof.
          (b) ALL JUDICIAL PROCEEDINGS BROUGHT AGAINST THE PARTIES ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR ANY OBLIGATIONS HEREUNDER, SHALL BE BROUGHT IN ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION IN THE STATE OF NEW YORK, COUNTY OF NEW YORK. BY EXECUTING AND DELIVERING THIS AGREEMENT, THE PARTIES, IRREVOCABLY (I) ACCEPT GENERALLY AND UNCONDITIONALLY THE EXCLUSIVE JURISDICTION AND VENUE OF THESE COURTS; (II) WAIVE ANY OBJECTIONS WHICH SUCH PARTY MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY OF THE AFORESAID ACTIONS OR PROCEEDINGS ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT BROUGHT IN THE COURTS REFERRED TO IN CLAUSE (I) ABOVE AND HEREBY FURTHER IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT SUCH ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM; (III) AGREE THAT SERVICE OF ALL PROCESS IN ANY SUCH PROCEEDING IN ANY SUCH COURT MAY BE MADE BY REGISTERED OR CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO SUCH PARTY AT THEIR RESPECTIVE ADDRESSES PROVIDED IN ACCORDANCE WITH SECTION 11.9; AND (IV) AGREE THAT SERVICE AS PROVIDED IN CLAUSE (III) ABOVE IS SUFFICIENT TO CONFER PERSONAL JURISDICTION OVER SUCH PARTY IN ANY SUCH PROCEEDING IN ANY SUCH COURT, AND OTHERWISE CONSTITUTES EFFECTIVE AND BINDING SERVICE IN EVERY RESPECT. THE PARTIES UNCONDITIONALLY AND IRREVOCABLY WAIVE THEIR RIGHT TO TRIAL BY JURY IN ANY SUCH JUDICIAL PROCEEDING OR OTHER ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT.
          (c) Each of the parties hereto hereby consents to process being served by any party to this Agreement in any suit, action or proceeding by the delivery of a copy thereof in accordance with the provisions of Section 11.9.
     Section 11.11 Non-Recourse. Except as expressly provided for herein, no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or representative of the Company, the Sellers or any of their Affiliates shall have any liability for any obligations or liabilities of the Company or any Seller under this Agreement of or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby or the operation of the business of the Company and its Subsidiaries.

     Section 11.12 Illegality. In case any provision in this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

     IN WITNESS WHEREOF, this Agreement has been signed on behalf of each of the parties hereto as of the date first above written.

COVENTRY HEALTH CARE, INC.
By	/s/ Drew Asher
	Name:	Drew Asher
	Title:	Vice President

STEVEN M. SCOTT, M.D., AND REBECCA J. SCOTT, AS TENANTS BY THE ENTIRETIES
/s/ Steven M. Scott, M.D.
Steven M. Scott, M.D.

/s/ Rebecca J. Scott
Rebecca J. Scott

REBECCA J. SCOTT FHPA TRUST

By	/s/ Rebecca J. Scott
	Name:	Rebecca J. Scott
	Title:	Trustee

FLORIDA HEALTH PLAN ADMINISTRATORS, LLC
By	Steven M. Scott, M.D.
	Name:	Steven M. Scott, M.D.
	Title:	Chief Executive Officer